AR/S

ANNUAL REPORT OF

CALAIS RESOURCES INC.

8400 East Crescent Parkway, #675
Greenwood Village, Colorado 80111
(720) 529-9500

P.E.
5/31/04

CALAIS RESOURCES, INC.

Mining Operations

8400 East Crescent Parkway
Suite 600
Greenwood Village, CO 80111
Telephone: 720 529-9500
Facsimile: 720 529 9747

Administrative Office

1111 West Georgia Street, Suite 1810
Chilliwack, British Columbia
Canada V6E 4M3
Telephone: 604 795-3383
Facsimile: 604 792 3676

Officers

Thomas S. Hendricks, President and
Chief Executive Officer

Robert Akright, Vice President

Matt Witt, Secretary and Chief Financial Officer

Directors

Thomas S. Hendricks, employed by
Calais Resources, Inc.

Art Daher, retired

Melvin Martin, retired

Accountant

KPMG, LLP
9123 Mary Street
Suite 200
Chilliwack, British Columbia
Canada V2P 4H7
Telephone: 604 793 4708
Facsimile: 604 793 4747

Transfer Agent

Pacific Corporate Trust Company
625 Howe Street
10th Floor
Vancouver, British Columbia
Canada V6C 3B8
Telephone: 604 689 9853
Facsimile: 604 689 8144

UPON WRITTEN REQUEST TO MATT WITT AT OUR PRINCIPAL CORPORATE OFFICES, 8400 EAST CRESCENT PARKWAY, SUITE 600, GREENWOOD VILLAGE, COLORADO 80111, WE WILL PROVIDE TO YOU, WITHOUT CHARGE, A COMPLETE COPY OF OUR FORM 10-KSB, INCLUDING THE FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES, FOR OUR FISCAL YEAR ENDED MAY 31, 2004

The statements contained in this report that are not purely historical are forward-looking statements. "Forward looking statements" include statements regarding our expectations, hopes, intentions or strategies regarding the future. Forward looking statements include: statements regarding future products or products or product development; statements regarding future selling, general and administrative costs and research and development spending; and our product development strategy; statements regarding future capital expenditures and financing requirements; and similar forward looking statements. It is important to note that our actual results could differ materially from those in such forward-looking statements.

Calais Resources, Inc. is organized under the laws of British Columbia, Canada. In this Annual Report, the "Company," "Calais," "we," "our," and "us," refer to Calais Resources, Inc. and its subsidiaries (unless the context otherwise requires). Summary discussions of documents referred to in this Annual Report may not be complete, and we refer you to the actual documents for more complete information.

Our legal name is Calais Resources Inc. We were incorporated under the laws of British Columbia, Canada, on December 30, 1986 under the name "Millenium Resources Inc." We changed our name to Calais Resources, Inc. on March 19, 1992. We are engaged in the exploration of natural resource prospects. To date our activities have not included development or mining operations. Our primary mineral interests are the Caribou prospect in Colorado, the Manhattan prospect in Nevada, and mineral concessions in the Panama.

Our Common Shares trade on the OTC Bulletin Board under trading symbol "CAAUF." Our fiscal year ends May 31st. The Company's consolidated financial statements are stated in Canadian Dollars (Cdn$) and are prepared in accordance with generally accepted accounting principles as they are applied in Canada ("Canadian GAAP"); nevertheless, the consolidated financial statements conform in all material respects with generally accepted accounting principles as applied in the United States ("US GAAP") except as disclosed in footnotes to the consolidated financial statements.

In this Annual Report, all references to "$" and "Cdn$" refer to Canadian Dollars and all references to "US$" refer to United States Dollars. Unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (Cdn$). All references to Common Shares refer to shares of our common stock (without par value) unless otherwise indicated. The following table sets forth the high and low rate of exchange for the Canadian Dollar to the U.S. Dollar at the end of each of the five most recent fiscal years ended May 31st, the average rates for the year, and the range of high and low rates for each month in the last six months ended June 30, 2004.

Overview

We are in the business of researching, acquiring, exploring and, if warranted, developing mineral prospects. Our corporate philosophy has been to seek out and acquire other potential gold prospects.

If we identify prospects, we endeavor to acquire the rights to the prospect and surrounding claims. During the acquisition process, we also proceed through a due diligence period to the commencement of a full scientific analysis of the district, followed by an exploration program and (if ever warranted) a development program. Suitable results at each step in the process are a prerequisite to further exploration. Upon suitable identification of a mineral deposit and reserve (of which there can be no assurance), we will then make the decision to either proceed with the mining thereof, to joint venture with a major mining company, or to sell outright.

Exploration of mineral resources can be expensive. Through the years, we have been accomplishing limited exploration activities with funds provided through debt and equity investment. We have been using, and expect to continue to use, the net proceeds from the August 2003 financing and subsequent capital raising activities to expand our drilling operations on our Caribou prospect and to commence exploration operations on our concession in Panama. We have also performed an investigation of title to the mineral interests in Nevada in which we own contractual interests. We do not expect to expend significant proceeds on the Nevada prospect, until we are satisfied with the title to our patented and unpatented mining claims.

If we reach the development and mining stages for any of our prospects (which cannot be assured), we plan to seek industry partners as well as other sources of capital, and we may have to sell an interest in our prospects, enter into joint venture or other arrangements, or otherwise dilute our interest in our mineral interests in order to attract third party financing. We will likely only be able to attract interest in our mineral prospects on commercially-reasonable terms if we are able to show positive results from our exploration programs and our other work (such as mapping) sufficient to attract third-party financing or industry participants.

The raw materials that we need for our mineral exploration activities consist of readily available consumables such as fuel and equipment. We also contract with third parties for some of these activities, such as the drilling that is currently proceeding. At this time, there is no shortage of these materials or contractors at reasonable prices, and we do not believe that the prices of these materials or services are volatile – with the possible exception of fuel prices which fluctuate based on global market conditions.

Since we have not yet produced any gold or silver for sale, we have not developed any marketing channels. If we do produce precious metals (which cannot be assured), there are numerous outlets for the sale of our production.

Our operations and our prospective operations are not dependent on any intellectual property patents or licenses, industrial, commercial, or financial contracts, or new manufacturing processes.

Property Exploration and Maintenance Activities

<u>Caribou prospect, Colorado, USA: Gold/Silver Exploration</u>

The Caribou Consolidated District, located near Nederland, Colorado, is a 3.5 square mile consolidated precious metals district accessible all year (except occasionally during the winter as the result of extremely heavy snowfall) through paved and maintained gravel roads. We hold various permits to the Caribou Prospect, which we believe are sufficient for our contemplated operations.

We have completed 150,000 feet of core drilling through May 31, 2004 (and no additional drilling through July 31, 2004), and we have a modern core library. We owe royalty obligations to related and to unrelated parties on the Caribou prospect.

We have estimated mineral resources on this property in accordance with Canadian *National Instrument 43-101 – Standards of Disclosure of Mineral Projects*.

References to mineral resources do not have demonstrated economic viability. Due to the uncertainty that may attach to categories of mineral resources, the Company advises that there is no assurance that mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration. The development (if warranted) of a commercially productive mineral reserves and the marketability of any minerals discovered are also affected by numerous factors which are beyond the Company's control and which cannot be predicted, such as the potential for further financing and environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

<u>Manhattan Prospect; Nevada, USA: Gold Exploration</u>

The Manhattan prospect is located around the old mining town of Manhattan, Nevada, USA. Manhattan is 15 miles southeast of Round Mountain, Nevada, located on Highway 376, 20 miles from Carvers, Nevada, and 43 miles from Tonopah, Nevada. The prospect covers approximately 4,600 acres of patented and unpatented Bureau of Land Management ("BLM") and U.S. Forest Service ("USFS") land. We do not intend to perform any significant work on the mineral interests constituting the Manhattan prospect until (if ever) the uncertainties relating to the title to those mineral interests are resolved.

<u>Panama Prospect: Gold Exploration</u>

Pursuant to a contractual relationship, we were to have completed a $250,000 exploration program for hard rock or lode deposits by September 25, 2004, and an additional $250,000 program to explore for placer gold deposits and install a pilot placer operation. We did complete the $250,000 exploration program for hard rock or lode deposits; however the company decided it was not in its best interest to pursue the placer operation in its entirety. Therefore, we failed to install the pilot placer operation as per our agreements. We are in the progress of negotiating new 10 yr agreements for the hard rock or lode deposits. We have indicated to the property holders that we will drop the placer exploration in its entirety. Negotiations are continuing at this time.

Plan of Operation

During the last five fiscal years we have not achieved any revenues from operations and we do not expect to receive any such revenues in the near future until such time, if ever, we produce precious metals which we can market. We are offering certain un-needed and outdated of our capital assets for sale (amounting to approximately Cdn$300,000), but we cannot offer any assurance that we will find a buyer for them. These funds (if received) will be used for our working capital.

Our contemplated operations on our Caribou prospect, our Nevada prospect, and our Panama prospect require a significant amount of financing which we have not secured as of yet. The company is working on various opportunities to secure financing for our expanded Caribou drilling and other projects. Thus, our plan of operations – to explore our mineral prospects – is entirely dependent on our ability to obtain additional financing from equity or debt placements, and we cannot offer any assurance that we will be able to obtain such financing on reasonable terms, if at all.

We had a contractual commitment to commence small-scale placer production by September 25, 2004 in Panama, which Calais has decided it is not in the best interests to pursue. We will not pursue the Panama Placer Operation in the future.

At the present time, we have cash resources for approximately three months of operations at our current rate of expenditure. We are seeking additional debt or equity financing involving industry partners or accredited investors. We have the ability to reduce our operations if necessary to extend our cash resources, and we will do so if necessary.

We do not anticipate purchasing any new equipment or expand the number of our employees unless we first obtain adequate financing. We have proposed an exploration budget of approximately Cdn$10,000,000 for fiscal 2005, but we will only be able to commence those programs on our Caribou prospect (up to Cdn$6,000,000), our Nevada prospect (up to Cdn$3,500,000), and our Panama prospect (up to Cdn$500,000) if we first obtain adequate financing (of which there can be no assurance). Although we are engaged in discussions with various parties who have expressed an interest in providing some type of financing to us, we have not negotiated the terms of any such arrangement.

Management's Discussion and Analysis of Financial Condition.

<u>Results of Operations</u>

We have not achieved any revenues from our operations during the past three fiscal years (including the 2004 fiscal year), and we do not expect to receive any significant revenues from operations during our 2005 fiscal year.

During our 2004 fiscal year, our expenses increased significantly to Cdn$4,705,898 as compared to expenses of approximately Cdn$600,000 during the 2003 and 2002 fiscal years. Our expenses were so much greater during the 2004 fiscal year because we had significantly more working capital available to us for our corporate operations, including exploration drilling (which are capitalized for Canadian GAAP purposes) and for general and administrative expenses. Our additional working capital derived primarily from the August 2003 loan received from accredited investors of US$4,500,000 (resulting in a net of US$652,498 after payment of prepaid interest, bank loan, financing costs and pre-existing obligations). The following discuss the more significant changes between fiscal 2004 and fiscal 2003:

> We incurred interest and bank charges during fiscal 2004 of Cdn$3,229,267 which includes Cdn$3,120,581 in non-cash amortization of deferred financing and prepaid fees net of recovered amounts and includes Cdn$52,360 in non-cash accretion expense on our debentures. Total cash paid for interest and bank charges in fiscal 2004 was Cdn$56,326. In fiscal 2003 our interest and bank charges were Cdn$624,073 and included non-cash accretion expense of Cdn$51,280 and

accrued interest on our loans. Interest in fiscal 2003 resulted primarily from the Peak National Bank loan which was repaid in early fiscal 2004 with funds provided by the Broadway financing. Total cash paid for interest in fiscal 2003 was Cdn$107,790.

Our foreign currency gain during the 2004 fiscal year reduced to about Cdn$162,000 as compared to a gain of approximately Cdn$250,000 during the 2003 fiscal year.

We incurred consulting fees of approximately Cdn$548,000 during fiscal 2004 as compared to Cdn$45,000 during fiscal 2003. During fiscal 2003 we had been unable to undertake any significant activities because of a lack of financing available to Calais.

During fiscal 2004 we incurred professional fees (legal, accounting, and audit) of about Cdn$585,000 as compared to similar expenses incurred in fiscal 2003 of Cdn$100,000. This increased expense in this category was the result of expenses incurred in completing the August 2003 loan financing, expenses incurred in bringing our Canadian and United States reporting obligations up to date, expenses incurred in investigating title to our properties (especially in Nevada), expenses incurred in connection with settlement negotiations with our former chairman and president, Marlowe Harvey, expenses incurred in connection with additional financing obtained, and other expenses.

During fiscal 2004 we also incurred compensation expenses of approximately Cdn$289,000 as compared to compensation expenses of Cdn$nil during the prior fiscal year. We incurred these increased expenses during fiscal 2004 because of the increased administrative staff that we hired to deal with Calais' increased administrative requirements resulting from the completion of the August 2003 financing and the loss of Calais' status as a foreign private issuer under the United States securities laws.

During our 2003 and 2002 fiscal years, the components of our expenses changed. The following discuss the more significant changes:

Consulting fees reduced by about Cdn$45,000 because we had less working capital available and consequently less ability to retain and pay for consultants in our operations.

We had a gain on foreign currency of approximately Cdn$250,000 during the 2003 fiscal year as compared to a loss of about Cdn$5,000 in the 2002 fiscal year. This gain was based on conversion between United States and Canadian currency because most of our operations occur in U.S. dollars while our financial statements are set forth in Canadian dollars. Consequently this is not a gain we can anticipate recurring in the future and it provides no additional capital to us.

Interest and bank charges increased from about Cdn$319,000 during fiscal 2002 to Cdn$624,000 during fiscal 2003. These costs increased by almost double because we had to finance our operations during fiscal 2003 through the use of debt, in part with high-interest credit cards and a default rate of 24% per annum on our bank loan, while we were seeking more cost-effective financing. While we had to finance our operations with debt during fiscal 2002 as well, the total amount of debt outstanding (and therefore the interest charges) were Cdn$400,000 greater during fiscal 2003.

We were able to reduce our professional fees and expenses by about Cdn$30,000 during fiscal 2003 as compared to fiscal 2002 because we were unable to retain and utilize professionals because we had no resources from which to pay them for their services.

As a result of these factors, our loss for the 2003 fiscal year was about the same as our loss for the 2002 fiscal year (Cdn$592,000 loss in 2003 as compared to Cdn$602,000 loss in 2002). Had we not realized the Cdn$250,000 gain on foreign currency during 2003, our actual loss would have been significantly greater during 2003 than during 2002.

We anticipate that the 2005 and 2006 fiscal years will continue to result in greater operating losses than realized in fiscal 2002 or 2003, and may be similar to the loss realized in fiscal 2004. Our activities during fiscal 2005 (and thus our expenditures) will be dependent on the amount of financing available to fund our activities. We cannot offer any assurance that we will be able to obtain the financing necessary to continue our activities at the pace set in fiscal 2004 or at any specific level.

In the next twelve months, we plan to conduct further drilling and other exploration activities and scoping studies on the Caribou prospect, depending on the availability of financing. We may also assist in performing title curative work on our Nevada properties, although that, too, depends on the availability of financing. Although we believe that we will be able to obtain the necessary financing on reasonable terms, we cannot offer any assurance that we will be able to do so.

As discussed above, we do not intend to perform any significant work on the mineral interests constituting the Manhattan prospect until (if ever) the uncertainties relating to the title to those mineral interests are resolved. Consequently we have not allocated an exploration budget for those prospects in our 2005 fiscal year subject to available financing.

We also hope to hire permanent employees in order to assist with administrative duties at our principal place of business in Colorado. Prior to that time, we hope to institute a health insurance plan for employees, as well as other benefit plans, such as life insurance, retirement plans, profit sharing plans, bonus and other plans.

Liquidity and Capital Resources

We have had working capital deficits in the years prior to the 2004 fiscal year (Cdn$(3,135,000) at May 31, 2003), while we had working capital at May 31, 2004 of Cdn$563,000. (It should be noted that a substantial portion of our current assets, leading to the positive working capital at May 31, 2004, included Cdn$1,066,508 of prepaid financing fees, which current asset is not available for our use). Without including that amount, we had a working capital deficit of Cdn$(189,508), more accurately reflecting the funds available for our use as compared to our current liabilities. In any event, we expect that our working capital will decrease through fiscal 2005 except to the extent that we are able to increase our working capital through long-term debt or equity placements (which must be accomplished in accordance with applicable securities laws and regulations, and of which there can be no assurance). Our working capital and working capital deficits have derived from:

- Cash of Cdn$606,461 at May 31, 2004, as compared to a bank overdraft of Cdn$7,586 at May 31, 2003);

- Decreasing accounts payable and other current obligations in the amount of Cdn$286,000 (Cdn$763,000 at May 31, 2004 as compared to Cdn$1,079,000 at May 31, 2003);

- A payout of the May 31, 2003 bank loan bank loan balance of Cdn$1,642,000 with long-term debt; and

- A repayment of advances due to shareholders of Cdn$354,824 to reduce the balance owing to Cdn$342,749 at May 31, 2004 as compared to Cdn$697,573 at May 31, 2003.

Our working capital deficit in the past, and our lack of liquidity has adversely affected our ability to carry on our property acquisition and mineral exploration operations. We did receive a significant investment in August 2003 which permitted us to accomplish exploration activity and to comply with our public company reporting obligations in Canada and in the United States, but those expenses substantially depleted the capital made available by the August 2003 financing and subsequent financing activities we undertook.

As a result of our increased activity during fiscal 2004, we used Cdn$1,512,000 in cash flow from our operations during fiscal 2004,

We had positive cash flow from financing activities in both 2004 (Cdn$3,770,000) and 2003 (Cdn$219,000). The 2004 positive cash flow from financing activities was due primarily to a Cdn$4,698,000 in new loan financing, and Cdn$1,097,000 in funds received from the issuance of our capital stock, offset in part by loan repayments of Cdn$1,997,000. The 2003 positive cash flow from financing activities was due to the issuance of capital stock and loans received from certain of our shareholders. Our positive cash flow from financing activities allowed us to finance our negative cash flow from operations and investing activities.

As noted, we also had negative cash flows from investing activities in both our fiscal 2004 (Cdn$1,644,000) and fiscal 2003 (Cdn$262,000) years. In both cases, these expenditures related to investment in our mineral prospects and other capital assets during the respective fiscal years.

We expect that we will continue to have negative cash flow from operations and investing activities during our 2005 fiscal year, and the amount of such negative cash flow will depend on our ability to obtain the necessary financing (which, if obtained, would likely result in a positive cash flow from financing activities).

In the future we expect that we will continue to be dependent on our financing activities to finance anticipated continuing negative cash flows from operating and investing activities. Alternatively we will have to find joint venture partners or industry partners who are willing to invest funds in our mineral interests or in Calais itself to fund our continuing operations. If we are able to establish mineralization or reserves through our exploration activities, we may be able to attract joint venture partners, industry partners, or other investors who will be willing to provide us the necessary capital on commercially-reasonable terms.

<u>*Material Capital Commitments/Significant Uncertainties*</u>

Tabular disclosure of contractual obligations as of May 31, 2004.

	Payment due by period (Canadian dollars (Cdn$))				
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$10,784,000	$--	$6,135,000	$–	$4,649,000
Capital (Finance) lease obligations	$64,000	$13,000	$28,000	$23,000	$–
Operating lease obligations	$0	$0	$–	$–	$–
Purchase obligations	$–	$–	$–	$–	$–
Other long-term liabilities reflected on our balance sheet under the GAAP of the primary financial statement	$343,000	$343,000	$–	$–	$–
Total	$11,191,000	$356,000	$6,163,000	$23,000	$4,649,000

Material Contracts

Calais' material contracts described throughout this report can be summarized as follows:

- Loan to Calais from Peak National Bank, in default as of May 31, 2003, repaid in full in August 2003;
- Loan to Calais from Messrs. Ober and Garvey;
- Loan to Calais from accredited investors;
- Royalty Agreements with Mr. Hendricks and others;
- Contractual rights with respect to the interest of Aardvark Enterprises (an affiliate of Mr. Harvey) in the Caribou prospect;
- Acquisition of the Panama prospect and possible amendment thereto;
- Employment agreement with Matthew C. Witt;
- Mutual Release effective July 18, 2000, between Marlowe Harvey, Aardvark Agencies, Inc., Calais Resources Colorado, Inc., Calais Resources, Inc., on the one part, and Thomas S. Hendricks as amended by the Settlement Agreement dated March 8, 2004;
- Convertible debentures dated May 11, 2001; and
- Convertible debenture payable to Mr. Hendricks.

Capital Obligations.

We are a party to a lease for temporary office trailer at the Caribou Mine site at a cost of US$317.50 per month for approximately one and a half more years.

At May 31, 2003, we were the borrower from Peak National Bank in the amount of US$1,081,000. We paid this loan in full on August 1, 2003 and no amounts remain due or owing.

There is a US$4,500,000 first mortgage lien taken on the Caribou prospect as of August 4, 2003. This loan is due July 31, 2005.

We also have outstanding debentures by which we are indebted to certain affiliates in the total amount of Cdn$4,649,000 as explained in more detail in note 7 of the financial statements. These debentures are convertible into our common stock at the rate of Cdn$1.23 per share and are not repayable until May 2011. After the end of the fiscal year, we issued an additional US$250,000 debenture to Thomas Hendricks, convertible into our common stock at the rate of US$0.85 per share. By a March 2004 agreement with Marlowe and Judy Harvey (the owners of the vast majority of the outstanding debentures) Calais has agreed to submit for shareholder approval a reduction on the conversion price of the debentures from the existing Cdn$1.23 to US$0.55.

We have an employment agreement with Matt Witt, our chief financial officer through August 2005. This employment agreement provides for compensation to Mr. Witt of US$130,000 annually.

We have a contract with Panama Mining of Golden Cycle to spend US$250,000 on placer exploration or production, and an additional US$250,000 of hard rock exploration per calendar year on our Panama prospect. We have an obligation to spend US$250,000 before the end of September 2005 or we will risk losing our interest in the Panama Placer concession. As discussed above, we are negotiating to restructure our arrangement for the Panama hard rock and placer concessions and cannot predict whether we will be able to do so or (if we are able to do so) whether our commitments will change.

We intend to expend approximately Cdn$10,000,000 for the exploration of the Caribou prospect, the Manhattan prospect, and the Panama prospect in our 2005 fiscal year, subject to available financing.

We will continue to incur significant expenses for compliance and general and administrative expenses (not including bank charges and interest expense).

Risk factors

An investment in and ownership of our common stock is one of high risk. You should carefully consider the risks described below before deciding whether to invest in or continue to hold our common stock. If any of the contingencies discussed in the following paragraphs or other materially adverse events actually occurs, the business, financial condition and results of operations could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

<u>*Risks Associated With Our Financial Results and Capitalization:*</u>

Our consolidated financial statements raise doubt about our ability to continue as a going concern because of our financial condition and continuing losses.

Note 1 to our consolidated financial statements for the year ended May 31, 2004, included herein expresses the following concerns about our ability to continue as a going concern even following the US$4,500,000 loan we received in August 2003:

> The Company has experienced losses in the fiscal years of 2004 and 2003 and prior years and has experienced negative cash flow from operations over a number of years. The Company is actively pursuing various options with potential lenders and investors which, if accepted, will in management's view, enable the Company to achieve its business plans. No agreements with potential lenders or investors have been reached yet, and there can be no assurance that such agreements will be reached.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the successful completion of the actions taken or planned which management believes will mitigate the adverse conditions and events which raise doubt about the validity of the "going concern" assumption used in preparing these financial statements. As is common with companies with negative cash flows and losses, *there is no certainty that these and other strategies will be sufficient to permit the Company to* continue beyond May 31, 2005.

The financial statements do not reflect adjustments that would be necessary if the "going concern" assumption were not appropriate. If the "going concern" basis was not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

We expect that these losses will continue for the foreseeable future. In view of the matters described in the preceding paragraphs, recoverability of a major portion of the recorded asset amounts shown in our consolidated financial statements is dependent upon our continued operations, which in turn is dependent upon our ability to meet our financing requirements on a continuing basis, to maintain present financing, and to succeed in our future operations. The auditors' report on our fiscal 2004 financial statements includes additional comments for U.S. readers that states that conditions and events exist that cast substantial doubt on our ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should we be unable to continue in existence.

We have had a significant decrease in working capital from August 3, 2003 through year end, May 31, 2004 and significant working capital shortages during the past years and we anticipate a need for an additional funding to finalize our exploration plans.

Until we completed financing with accredited investors in August 2003, we incurred significant working capital shortages, with negative working capital at May 31, 2003 of approximately Cdn$(3,135,000). While the August financing made approximately US$3,500,000 net proceeds available to us, it is not likely that this funding will be sufficient to achieve our business goals. As of May 31, 2004, our working capital had increased to Cdn$876,543, but it is expected to decrease subsequently. We need a significant amount of additional funding within the next three to six months in order to carry out our business plan, and we cannot offer any assurance that such funding will be available on reasonable terms when required, if any funding is available at all. We also need to obtain more than Cdn$5,300,000 to repay indebtedness due on or before July 31, 2005.

Our ability to exploit our mineral interests will be dependent upon our ability to obtain financing through the joint venturing of projects, conveying an interest in our mineral prospects to persons who will further explore, define, and (if warranted) develop those prospects, obtaining investment from industry partners who want to develop the prospects through Calais, debt financing, equity financing or other means. If we are unable to obtain such financing on reasonable terms, our ability to exploit our mineral prospects may be delayed or indefinitely postponed. Although our goal is to continue exploration for mineral resources, ultimately if we are unable to finance future exploration, we may lose our interest in these prospects.

Our balance sheet reflects a significant investment in mineral prospects as permitted by Canadian accounting principles, all of which is expensed for United States accounting purposes.

Our financial statements reflect an investment in our mineral prospects of Cdn$14,744,000 at May 31, 2004 and Cdn$13,207,000 at May 31, 2003 under generally accepted accounting principles in effect in Canada. United States GAAP requires us to expense all of our mineral prospect expenses and, therefore, we carry the prospects on our balance sheet at a zero cost for United States reporting purposes.

As a result, our shareholder's equity under Canadian accounting principals becomes a shareholder deficiency under United States principals, as reflected in the following table:

	Shareholders' equity under Canadian GAAP	Shareholders' deficiency under U.S. GAAP
May 31, 2004	Cdn$8,634,000	Cdn$(6,530,000)
May 31, 2003	Cdn$5,541,000	Cdn$(8,136,000)

These significant differences reflects the questions as to recoverability of our balance sheet values which are treated differently in the United States and Canada, and there can be no assurance that we will be able to recover our investment in our mineral interests or that either the United States accounting treatment or the Canadian accounting treatment accurately reflect the value of our mineral interests.

There is a risk that Calais may lose its interest in its Caribou prospects if it does not meet its obligations to a lender holding those prospects as collateral.

We have pledged our interest in our Caribou prospect to collateralize the August 2003 loan of US$4,500,000. Although there are no material covenants with respect to the loan and no payments are due until July 31, 2005, if we are unable to repay the loan when due, our creditors will have the right to foreclose against the Caribou prospect and acquire it from Calais. This would result in the loss of our most significant asset. One of our focuses during the next year is to obtain the financing necessary to repay this loan or negotiate with our creditors to extend the term of the loan. We cannot offer any assurance that we will be able to accomplish either.

There is a risk that Calais may lose its interest in its prospects in Panama if it does not meet its contractual obligations.

When we acquired our prospects in Panama, we committed to perform certain work on the prospects, including:

to complete a US$250,000 exploration program for lode deposits by September 25, 2004, and

by the same date, to complete an additional US$250,000 program to explore for placer gold deposits and install a pilot placer operation.

We believe we have met our contractual commitments on the hard rock obligations, but we have not met our contractual commitments on the placer obligations, and we have decided that it is not in the best interest of Calais to continue the placer exploration. As discussed above, we are attempting to restructure our arrangement for the Panama concession and cannot predict whether we will be able to do so or (if we are able to do so) whether our commitments will change. If we are unable to meet these commitments or to extend the obligation, the persons who conveyed the Panama prospects to us may have the right to give us notice and reacquire the prospects from us.

There is a risk that we will not obtain good title to our Manhattan prospect.

As noted above, there are many issues relating to the title to the Manhattan prospect. As a result of Mr. and Mrs. Harvey and certain of their affiliates conveying title to us in July 2004, certain of those issues have been resolved. Under the March 2004 settlement agreement, Mr. Harvey has the obligation to convey "marketable title" to the Manhattan prospect to us by not later than December 31, 2005. To our knowledge, he has not commenced the actions that Calais believes is necessary to convey to us good title, and we cannot offer any assurance that even if he did commence those actions he could or would complete them in a manner that resulted in good title to Calais. Consequently, we cannot offer any assurance that we will ever acquire title to the Manhattan prospect that is sufficient for us to expend the funds necessary for exploration work (assuming, without assurance, that we had such funds available).

The volatility and low trading volume of our common stock in the public market and the general condition of the public market itself may adversely affect our ability to raise additional capital.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as Calais, has experienced wide price fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, you can anticipate that our Common Shares will continue to be subject to volatility resulting from market forces over which Calais will have no control.

We have historically had very little trading volume in our common stock. The lack of trading volume of our shares reduces the liquidity of an investment in our shares. The limited daily trading activity in our stock can make it difficult for investors to readily sell their shares in the open market.

There is no assurance that we will be able to achieve any production.

As described below and even though we have identified mineral resources in accordance with Canadian *National Instrument 43-101 – Standards of Disclosure of Mineral Projects*, we cannot offer any assurance that we will be able to achieve production of valuable minerals from any of our prospects. Unless we are able to achieve such production within a reasonable period of time and in a manner that results in revenues greater than the expenses incurred, we will not be able to continue to finance our operations, and we will likely not be able to attract further equity or debt investment when necessary.

We have raised capital and issued shares during the years ended May 31, 2004 and 2003 and subsequently, which has resulted in dilution to our existing shareholders. This was necessary in order to provide necessary working capital or obtain assets and services, and we will likely issue more shares at prices below our share market price to raise additional capital or to obtain other services or assets, any of which may result in additional dilution.

During the course of the last two fiscal years and subsequently, we have been required to raise in excess of $5,000,000 of net working capital (after expenses) to finance our business operations and acquisitions. We have raised this capital by issuing shares of common stock and warrants to accredited investors, secured loan, unsecured loans, and by issuing convertible debentures to certain insiders. During this same period of time, we have issued common stock warrants and shares of common stock to several persons in exchange for their promises to perform services for us. In many cases, we have issued shares of common stock and warrants and options exercisable for shares of common stock at prices below the then-current market price for our common stock as reported on the OTC Bulletin Board. It is our experience that persons purchasing shares in these capital raising transactions will not purchase shares unless the shares are issued at discounts from the price of our common stock as reported in the market at the time of the transaction.

If we are successful in raising additional working capital, we will likely have to issue additional shares of our common stock and common stock purchase warrants at prices that may dilute the interests of our existing shareholders.

Our outstanding shareholders may incur a dilution of their ownership interest through future issuances of shares to our employees, directors, and consultants.

Because we anticipate that our success will be highly dependent upon our employees and consultants, we may in the future grant to some or all of our key employees, directors and consultants options to purchase Common Shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other shareholders of the Company may be diluted.

Furthermore, the exercise of our existing outstanding options, the conversion of our convertible debentures, and the number of shares available for future issuance may dilute the value of our Common Shares and the interest of our shareholders.

We have 100,000,000 shares of our common stock authorized, of which 20,143,453 shares were outstanding as of May 31, 2004 and 11,193,385 were outstanding as of May 31, 2003. In addition, as of May 31, 2004 we have reserved an additional:

1,232,500 shares for issuance upon the exercise of options;

255,000 shares for issuance upon exercise of warrants that were outstanding; and

4,121,293 shares for issuance upon conversion of outstanding convertible debentures.

In addition, subsequent to the fiscal year end, we issued:

an option to purchase 3,000,000 shares to Tom Hendricks in June 2004;

warrants to purchase 6,092,462 shares under various financings; and

2,080,000 shares to certain persons who were among the original accredited investors in the August 2003 transaction with Broadway in consideration for their return of that indebtedness to Broadway which is holding the debt for the benefit of Calais.

On a fully diluted basis, there is a potential for the issuance of a total 36,924,708 shares of our common stock.

Although our Board of Directors has no present intention to do so, it has the authority, without action by the shareholders, to issue authorized and unissued shares of common stock and shares of preferred stock. Any series of preferred stock, if and when established and issued, could also have rights superior to shares of our common stock, particularly in regard to voting, the payment of dividends and upon liquidation of Calais.

Broker-dealers may be discouraged from effecting transactions in our Common Shares because they are considered penny stocks and are subject to the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in "a penny stock." A penny stock generally includes any non-Nasdaq equity security that has a market price of less than US$5.00 per share. Our shares are quoted on the OTC Bulletin Board and as a result are considered to be "penny stocks" subject to these rules. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale; unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the U.S. Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

Foreign operations are subject to many risks.

We are exploring mineral interests in the Republic of Panama and in the past have focused on interests in Mexico. Foreign activities are subject to the risks normally associated with conducting business in foreign countries, including exchange controls and currency fluctuations, limitations on repatriation of earnings, foreign taxation, foreign environmental law and its enforcement, labor practices and disputes, and uncertain political and economic environments, as well as risks of war and civil disturbances, or other risks that could cause exploration difficulties or stoppages, restrict the movement of funds or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation, without fair compensation. Foreign operations could also be adversely impacted by laws and policies of the United States affecting foreign trade, investment and taxation.

Risks Associated with our Management and Principal Shareholders

We are dependent upon the continued availability of the services of our President and Chief Executive Officer, our most significant key management employee.

While engaged in the business of exploiting mineral interests, the nature of our business, our ability to continue planned exploration of our mineral prospects, and to develop a competitive edge in the marketplace, depends, in large part, on our ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. The Company's growth will depend primarily on the efforts of its President and Chief Executive Officer Thomas S. Hendricks. Loss of Mr. Hendricks' services would have a material adverse effect on our ability to continue operations. We do not have any key-man life insurance and no written employment or consulting agreements with Mr. Hendricks or with any other member of our management except with Mr. Matt Witt, with whom we have a two-year employment agreement expiring in October 2005.

We are controlled by a limited number of our shareholders, and as a result the public holders of our outstanding shares will have little ability to influence our management or our direction.

Our management, directors, and greater-than-5% stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to the Company's stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets) and to control our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of Calais which in turn could materially adversely affect the market price of our stock.

U.S. investors may not be able to enforce their civil liabilities against Calais or against certain of our directors and officers.

We are incorporated in the province of British Columbia under the British Columbia Business Corporations Act. As a result, it may be difficult for U.S. holders of our Common Shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

When we first became subject to the reporting requirements of the Securities Exchange Act of 1934 as a "foreign private issuer," we became liable for filing annual reports with the Securities and Exchange Commission on Form 20-F and other reports on Form 6-K as we filed reports with Canadian authorities or issued press releases or proxy statements. While we have filed our annual reports on Form 20-F, prior to our 2003 Form 20-F (filed in November 2003 and as amended in July 2004), the reports were not reviewed by legal counsel and, as a result, do not know whether there are any deficiencies. Furthermore, we did not file any Forms 6-K which were required by the Securities and Exchange Commission's rules. Consequently, we may be subject to enforcement action from the Securities and Exchange Commission or possible civil action from investors who may have relied on reports that are subsequently judged to be incomplete or inaccurate in any material respect. If any person or regulatory agency brings any action against us, it will involve a significant amount of time and cost and will distract our management from pursuing our business plan as described herein.

We are no longer considered a "foreign private issuer" and, therefore, we become subject to additional regulation under the Securities Exchange Act of 1934, and possible duplicative regulation and reporting requirements under British Columbia and Canadian law.

As a result of completing a significant financing in August 2003, we no longer meet the definition of a "foreign private issuer" under the Securities Exchange Act of 1934. As a result, we are required to file reports with the Securities and Exchange Commission on Form 10-KSB (due within 90 days after the completion of each fiscal year), Form 10-QSB (due within 45 days after the completion of the first three fiscal quarters) and

Form 8-K (due upon the occurrence of certain defined and other material events). As a result of losing 'foreign private issuer' status, all of our financial information will now have to be reconciled to U.S. GAAP under Item 18 instead of under Item 17. We will also be subject to regulation under the proxy rules (SEC Regulation 14A). These requirements in the United States are in addition to similar reporting obligations in Canada where the financial information will have to be set forth in Canadian GAAP. As a result, we may incur additional expenses in complying with the possible duplicative reporting requirements.

Risks Associated With Our Business And Operations

We are subject to all of the operational risks of the mining industry.

Our operations are and will continue to be subject to all of the hazards and risks normally associated with exploring for mineral resources. These risks include finding insufficient ore reserves (if any), fluctuations in production costs that may make the mineral interests unattractive for further exploration or subsequent activities; significant environmental and other regulatory restrictions; labor disputes; geological problems; pit-walls or tailings dam failures; *force majeure* events; and the risk of injury to persons, property or the environment. Operating cost increases can have a negative effect on the value of and ability to finance our mineral exploration activities and may require that we cease operations on or abandon some interests.

The mining industry is subject to environmental risks.

Mineral exploration operations are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available to the companies within the mining industry, such as the operators of the mines in which we hold a royalty interest, at a reasonable price. To the extent that we become subject to environmental liabilities, the satisfaction of any such liabilities would reduce funds otherwise available to us and could have a material adverse effect on our financial condition and operations. Laws and regulations intended to ensure the protection of the environment are constantly changing, and are generally becoming more restrictive and costly. We take great pride in being proactive with all environmental laws and concerns, and will continue to comply with any additional requirements that may be imposed in the future to the best of its ability.

Federal, state and local governmental regulations.

The current operations of the Company, involves exploration activities on its mineral interests. These activities require permits from federal, state and local governmental authorities in the United States. While we believe that we have all permits that are necessary to perform our activities as currently underway, laws change and there can be no assurance that any future permits which we may require will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration project which we might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on us and our operations and cause increases in capital expenditures or require abandonment or delays in the exploration of new prospects.

There is no guarantee of clear title to any of our mineral prospects.

Title to mineral interests is complex and involves many issues (not all of which are of record with the local clerk and recorder's office). We have performed a large amount of work to provide us the greatest assurance that we have good title to the patented and unpatented mining claims included within our Caribou prospect.

The mineral interests in Nevada are generally unpatented mining claims, and such claims are subject to greater uncertainties than are associated with patented mineral interests. Furthermore we do not own title of record to the Nevada prospect, although we are seeking to acquire record title in accordance with our earlier agreements. We cannot offer any assurance that we will be able to cause our predecessors in title to transfer their title to us, notwithstanding what we believe is their contractual obligations. If we are unable to obtain good title to the Nevada prospect, we will not explore those prospects and we will not be able to benefit from the monies we have expended on them to date.

Our mineral interests in Panama are made up completely of concessions from the government of Panama. Based on our review of the interests we acquired in Panama, and although the concessions are not registered in our name, we believe that we have the right to explore and benefit from those concessions under Panamanian law.

We have no proven reserves on any of our mineral interests.

Although we have performed a significant amount of exploration work on our Caribou prospect and we have identified a significant amount of mineral resources in the Caribou prospect, we have not identified any mineral reserves as that term is defined by the U.S. Securities and Exchange Commission. Our mineral interests in Nevada and Panama are in the exploration stage and we have not identified any mineral reserves on those mineral interests, either. Prospects on which mineral reserves are not found will have to be discarded which will require that we write each respective property off, thus sustaining an expense for accounting purposes.

As is discussed above, we have identified mineral resources on our Caribou prospect in accordance with the requirements of Canadian *National Instrument 43-101 – Standards of Disclosure of Mineral Projects*. United States investors are advised that while terms such as "measured," "indicated" and "inferred" mineral resources are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the "SEC") does not recognize them. "Mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of our mineral resources will ever be converted into mineral reserves or ever recovered profitably, if at all. Unsuccessful exploration efforts could have a significant negative impact on our financial condition and operations.

If we are unable to identify mineralization that can be commercially extracted, beneficiated, and sold, we will have spent a significant amount of money with no return to our shareholders.

Fluctuation in the price of gold and silver could have material adverse impacts on our operations.

Our primary exploration targets are gold and silver. Market prices for commodities such as gold and silver have historically fluctuated and occasionally have fluctuated widely. The market price of precious metals fluctuates widely and is affected by numerous factors beyond the control of any person. These factors include industrial and jewelry fabrication demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar and other currencies, interest rates, gold sales and loans by central banks, forward sales by gold producers, global or regional political, economic or financial crises, and a number of other factors. The global price for these precious metals and the volatility of the price may adversely impact our ability to raise the necessary financing and, if we engage in production operations, may adversely impact our revenues from operations.

Forward-looking statements may prove to be inaccurate.

In our effort to make the information in this report more meaningful, this report contains both historical and forward-looking statements. All statements other than statements of historical fact are forward-looking statements within the meanings of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements in this report are not based on historical facts, but rather reflect the current expectations of our management concerning future results and events.

The forward-looking statements generally can be identified by the use of terms such as "believe," "expect," "anticipate," "intend," "plan," "foresee," "likely," "will" or other similar words or phrases. Furthermore, statements that describe our objectives, plans, or goals are, or may be, forward-looking statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in the forward-looking statements in this prospectus. Other unknown or unpredictable factors also could have material adverse effects on our future results.

Subsidiaries

Calais Resources Colorado, Inc., a Nevada corporation qualified to do business in Colorado, owns our Caribou prospect. We own 100% of the outstanding capital stock of Calais Resources Colorado, Inc. Those shares are owned through Calais International Inc. and Calais International Colorado Inc. (both Barbados, West Indies corporations which Calais recently reinstated under Barbadan law).

Calais Resources Nevada, Inc., a Nevada corporation, claims an interest in mineral prospects in Nevada (the "Manhattan prospect"). We own 100% of the outstanding capital stock of Calais Resources Nevada, Inc. As is the case with our Colorado subsidiary, we own those shares through Calais International Inc. and Calais International Nevada Inc. (both Barbados, West Indies corporations which Calais recently reinstated under Barbadan law).

Government Regulations and Rules

The prospects which we are exploring are subject to various federal, state and local laws and regulations governing prospecting, exploration, development, production, labor standards, occupational health, mine safety, control of toxic substances, and other matters involving environmental protection and taxation. U.S. and foreign environmental protection laws address, among other things, the maintenance of air and water quality standards, the preservation of threatened and endangered species of wildlife and vegetation, the preservation of certain archaeological sites, reclamation, and limitations on the generation, transportation, storage and disposal of solid and hazardous wastes. There can be no assurance that all the required permits and governmental approvals necessary for any mining project with which we may be associated can be obtained on a timely basis, or maintained as required by the operator of the project. We have spent a significant amount of money complying with the environmental laws in the United States, Colorado and Boulder County in connection with our operations on the Caribou prospect. We estimate that the cost of environmental compliance for our Caribou prospect in fiscal 2004 was approximately US$100,000. We can expect similar expenses in subsequent years, and additional expenses for environmental compliance should we undertake any significant activities on our Nevada or Panama prospects.

The Company is not aware of any proposed or existing United States or Panamanian regulations pertaining to environmental matters which might have a material impact on our future financial performance. Nevertheless, the applicable governmental bodies can change the current rules and regulations in accordance with their procedural requirements, and certain governmental employees may interpret existing rules and regulations in a manner that we do not believe is consistent with the intent of those rules or regulations. Should the regulations or their interpretation change, the changes may have a material adverse impact on our operations.

Competition

There are a large number of other companies in the United States and abroad that are engaged in the exploration and development of prospects for gold and silver. Many of these companies have achieved production and therefore have cash flow and have financial strength that exceeds our financial strength.

Nevertheless, the market for our possible future production of minerals tends to be commodity oriented, rather than company oriented. Accordingly, we expect to compete by keeping our production costs low through judicious selection of which portions of the property to develop (if development is warranted) and by keeping overhead charges within industry standards.

Capital Raising Activities

At the end of the 2004 fiscal year, we had positive working capital of approximately Cdn$877,000. During the 2003 fiscal year and subsequently, we engaged in discussions with a large number of potential financing sources. On August 1, 2003, we completed a financing with several accredited investors who loaned US$4,500,000 to us and took a security interest in the Caribou prospect to collateralize our repayment obligation. We also issued 8,181,818 shares of our common stock to Broadway Mortgage Corp. as a loan origination fee valued at US$0.55 per share. Matt Witt is now our chief financial officer and was appointed to that position as a result of the transaction. Prior to his appointment, Broadway had assigned to Mr. Witt 1,600,000 shares of Calais common stock. Another one of the accredited investors, Stephen Angelo Benaske, agreed to an informal escrow arrangement that if our common stock price exceeded US$3.00 per share, he would sell up to 1,500,000 shares of the original 8,181,818 shares for our benefit to repay the loan in full. He will only be able to sell the shares to the extent that a registration statement for the sale is effective or an exemption from registration is available. The US$4,500,000 loan to us (bearing interest at 12.9% and due July 31, 2005 or upon the sale of 1,500,000 shares of common stock by Mr. Angelo Benaske if the stock price reaches US$3.00) was used for the following:

Prepayment of two-years interest to the lender	US$1,161,000
Repayment of remaining amounts due to bank	US$1,080,000
Repayment of interim mortgage due to Thomas S. Hendricks for funds he advanced	US$587,680
Repayment of trade payables	US$700,000
Repayment of accrued compensation	US$223,822
Financing costs	US$95,000

As a result, following the financing and the use of proceeds as described above, we had US$652,498 remaining for working capital, which we used for exploration of our mineral interests at Caribou and in Panama, and for general and administrative purposes. To secure the loan, we pledged our Caribou prospect as collateral.

From August, 2003 through May 2004, we raised an additional Cdn$1,096,824 cash from the sale of our restricted common stock and warrants to accredited investors and to option holders upon exercise of options held by them. We have also issued 247,750 shares of our restricted stock to five accredited investors (including officers) for services rendered to Calais or for property purchased by Calais – in both cases permitting us to preserve working capital for other purposes.

Subsequent to May 31, 2004, we have raised additional funds from the sale of our restricted common stock and warrants. In May and June, 2004, we approved the following three transactions (although the documentation sent to Ober, Garvey, Duffy, and Duffy has not been received back as of this filing; the following disclosure assumes that the documentation will be completed as agreed to in writing and as approved by the Board):

1. Duane and Glenn Duffy, holders of a US$2,000,000 lien on the Caribou prospect (as part of the Broadway mortgage) agreed to release US$1,677,390 of their first mortgage lien and pay to us US$117,390 in prepaid interest in exchange for a US$1,560,000 private placement. The terms of the private placement provide US$1,560,000 buying shares at US$.75 equaling 2,080,000 shares. In addition, the investors will receive two sets of warrants: one for 2,080,000 at US$1.25 through December 31, 2005 and one for 2,080,000 shares at US$1.75 through December 31, 2006;
2. Private placement by James Ober and Luke Garvey under the following terms: US$75,000 to Calais (received on June 16, 2004) to buy 100,000 shares at US$.75. Two sets of warrants will accompany the private placement: one for 100,000 shares at US$1.25 through December 31, 2005 and one for 100,000 shares at US$1.75 through December 31, 2006.
3. An investment by James Ober and Luke Garvey of US$166,000 with Calais (received in June 2004),to be collateralized by the first mortgage on the Caribou prospect in favor of the Broadway

investors. The term of the investment is 14 months and interest will be at a rate of 15% per annum. There is a balloon date of July 31, 2005.

Financial Statements

Our consolidated financial statements are stated in Canadian Dollars (Cdn$) and are prepared in accordance with Canadian GAAP, the application of which, in our case, conforms in all material respects for the periods presented with U.S. GAAP, except as disclosed in footnotes to the financial statements.

There are several differences in determining expenses and net loss between Canadian GAAP and U.S. GAAP. Revenues remain the same at nil under both Canadian and U.S. GAAP. These differences are explained in much greater detail in the notes to the consolidated financial statements attached to this report.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Consolidated Financial Statements of

CALAIS RESOURCES INC.

Years ended May 31, 2004 and 2003
(In Canadian dollars)

MANAGEMENT'S STATEMENT OF RESPONSIBILITY

Management of Calais Resources Inc. is responsible for the preparation of the accompanying consolidated financial statements and the preparation of all information in the annual report and for their integrity and objectivity. The consolidated statements have been prepared in accordance with Canadian generally accepted accounting principles and are considered by management to present fairly the financial position and operating results of the Company. The significant accounting policies followed are described in the notes to the consolidated financial statements.

Management has established internal control systems to provide reliable accounting records and safeguard Company assets. The consolidated financial statements have been audited by the independent auditors KPMG LLP, Chartered Accountants, whose report outlines the scope of their examination and their opinion on the consolidated financial statements.

The Company's independent auditors have full rights to meet separately with the Audit Committee to discuss the results of their examination.

The Audit Committee of the Company reports their finding to the Board of Directors for its consideration in approving the financial statements for issuance.

/s/ Thomas S. Hendricks

Director, Calais Resources Inc.
Denver, Colorado

September 9, 2004

AUDITORS' REPORT TO THE DIRECTORS

We have audited the consolidated balance sheets of Calais Resources Inc. as at May 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the two year period ended May 31, 2004 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants

Chilliwack, British Columbia

September 9, 2004

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the directors dated September 9, 2004 is expressed in accordance with Canadian reporting standards which does not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

/s/ KPMG LLP

Chartered Accountants

Chilliwack, Canada

September 9, 2004

CALAIS RESOURCES INC.

Consolidated Balance Sheets
Expressed in Canadian Dollars

May 31, 2004 and 2003

	2004	2003
Assets		
Current assets:		
Cash and cash equivalents	$ 606,461	$ -
Prepaid financing fees (Note 3)	1,066,508	-
Assets held for sale	-	283,301
Prepaid expenses and deposits	39,350	-
	1,712,319	283,301
Deferred and prepaid financing fees (Note 3)	3,663,713	-
Capital assets (Note 4)	366,853	94,846
Mineral interests (Note 5)	14,744,680	13,206,552
	$ 20,487,565	$ 13,584,699
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank overdraft	$ -	$ 7,586
Accounts payable and accrued liabilities	793,993	974,816
Note payable	-	95,795
Current portion of long-term debt (Note 6)	13,011	1,642,200
Advances from shareholders, without interest or fixed terms of repayment; unsecured	342,749	697,573
	1,149,753	3,417,970
Long-term debt (Note 6)	6,186,655	-
Debentures (Note 7)	4,649,362	4,624,916
Shareholders' equity:		
Share capital (Note 8)	31,154,036	23,457,480
Deficit	(22,652,241)	(17,915,667)
	8,501,795	5,541,813
Future operations (Note 1)		
Contingency (Note 11)		
Commitments (Note 14)		
Subsequent events (Note 15)		
	$ 20,487,565	$ 13,584,699

On behalf of the Board:
/s/ Thomas S. Hendricks Director
/s/ Art Daher Director

See accompanying notes to consolidated financial statements.

CALAIS RESOURCES INC.

Consolidated Statements of Operations and Deficit
Expressed in Canadian Dollars

Years ended May 31, 2004 and 2003

	2004	2003
Revenues	$ -	$ -
Expenses:		
Advertising	35,993	3,846
Amortization	122,419	5,433
Consulting fees	548,203	44,789
Filing fees, licenses, permits	497	1,044
Foreign exchange gain	(162,153)	(249,440)
Gain on settlement of debts	(129,141)	-
Insurance	-	451
Interest and bank charges	3,229,267	624,073
Office and general	65,584	18,314
Professional fees	584,948	99,681
Rent	33,855	13,503
Telephone and internet	34,083	12,750
Transfer agent fees	4,921	3,939
Travel	53,700	2,649
Utilities	-	12,360
Wages and benefits	319,880	-
	4,742,056	593,392
Loss from operations	(4,742,056)	(593,392)
Other income:		
Miscellaneous income	4,909	-
Interest income	573	600
Rental income	-	933
	5,482	1,533
Loss for the year	(4,736,574)	(591,859)
Deficit, beginning of year	(17,915,667)	(17,323,808)
Deficit, end of year	$ (22,652,241)	$ (17,915,667)
Net loss per common share, basic and diluted	$(0.26)	$(0.05)
Weighted average common shares outstanding, basic and diluted	18,309,608	10,812,795

See accompanying notes to consolidated financial statements.

CALAIS RESOURCES INC.

Consolidated Statements of Cash Flows
Expressed in Canadian Dollars
Years ended May 31, 2004 and 2003

	2004	2003
Cash provided by (used in):		
Operations:		
Loss for the year	$ (4,736,574)	$ (591,859)
Items not involving cash:		
Accretion expense	52,360	51,780
Amortization – capital assets	122,419	5,433
Amortization of deferred and prepaid financing fees	3,364,506	-
Gain on settlement of debts	(129,141)	-
Shares issued for services	520,235	143,234
Warrants issued (cancelled) for services	(205,645)	205,645
Loss on settlement of accounts payable and accrued liabilities with issuance of shares	-	1,911
Foreign exchange gain	(162,153)	(249,440)
Change in non-cash operating working capital:		
Restricted cash	-	67,415
Prepaid expenses and deposits	(39,350)	7,612
Accounts payable, accrued liabilities and foreign exchange adjustments	(202,769)	307,499
Note payable	(95,795)	95,795
	(1,511,907)	45,025
Financing:		
Bank loan repayment	(1,642,200)	-
Advances from (to) shareholders	(354,824)	129,184
Issue of capital stock	1,096,824	90,021
Interim loan proceeds	700,000	-
Repayment of interim loan	(700,000)	-
Long-term debt proceeds	4,698,421	-
Debenture repayment	(27,914)	-
	3,770,307	219,205
Investments:		
Mineral interests	(1,508,218)	(262,030)
Net additions to capital assets	(136,135)	(387)
	(1,644,353)	(262,417)
Increase in cash	614,047	1,813
Bank overdraft, beginning of year	(7,586)	(9,399)
Cash (bank overdraft), end of year	$ 606,461	$ (7,586)
Supplementary cash flow information:		
Interest paid	$ 56,326	$ 107,790
Income taxes paid	-	-
Interest received	573	600
Non cash transactions:		
Shares issued to settle accounts payable and accrued liabilities	$ -	$ 38,800
Shares issued for mineral interest exploration	4,900	82,000
Amortization capitalized to mineral interests	25,010	26,324
Accrued costs capitalized to mineral interests	-	126,327
Shares issued for financing fee	6,280,242	-
Assets held for sale transferred to capital assets	238,301	-

See accompanying notes to consolidated financial statements.

1. General and future operations:

Calais Resources Inc. (the "Company") was incorporated under the laws of the Province of British Columbia on December 30, 1986. The Company is currently in the process of exploring various mineral interests to determine whether these interests contain ore reserves that are economically recoverable. The recoverability of the amounts shown for the mineral interests and related deferred costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their exploration and upon future profitable production.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is doubt about the appropriateness of the use of the going concern assumption because the Company experienced losses in 2004 and 2003 and has experienced negative cash flow from operations over a number of years.

During the year, the Company acquired US $4,500,000 in financing to repay the bank loan, trade creditors and provide operating funds (as described in Note 6(b)). Subsequent to the year end, the Company also arranged further financing of US $241,000 as described in Note 15. The Company is actively pursuing various additional options with potential lenders and investors which, if accepted, will in management's view, enable the Company to achieve its business plans. No further agreements with potential lenders or investors have been reached yet and there can be no assurance that such agreements will be reached.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the successful completion of the actions taken or planned, some of which are described above, which management believes will mitigate the adverse conditions and events which raise doubt about the validity of the "going concern" assumption used in preparing these financial statements. As is common with companies with negative cash flows and losses, there is no certainty that these and other strategies will be sufficient to permit the Company to continue beyond May 31, 2005.

The financial statements do not reflect adjustments that would be necessary if the "going concern" assumption were not appropriate. If the "going concern" basis was not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2. Significant accounting policies:

(a) Basis of consolidation:

These financial statements include the accounts of the Company and its wholly-owned subsidiaries, Calais International Inc., Calais Resources Nevada Inc., and Calais Resources Colorado Inc. All material inter-company transactions and balances have been eliminated.

(b) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Significant areas requiring the use of management estimates relate to the determination of the net recoverable value of assets, including the valuation of assets held for resale, asset impairment and provisions for contingencies. Actual results could differ from those estimates.

(c) Cash equivalents:

Cash equivalents consist of short-term deposits with terms to maturity of ninety days or less when acquired.

(d) Financial instruments:

The Company's financial instruments consist of cash, accounts payable, note payable, bank loans, long-term debt and advances from shareholders. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

(e) Assets held for sale:

Assets held for sale consist of used mining equipment held for sale. Assets held for sale are recorded at the lower of cost or net realizable value.

(f) Mineral interests:

The Company is engaged in the acquisition and exploration of mineral interests. All acquisition, exploration and related direct overhead expenditures are deferred and will be depleted over the estimated life of the interest. The estimated life of an interest depends on whether the interest contains economically recoverable reserves that can be brought into production. The costs relating to an interest abandoned are written off when the decision to abandon is made.

The total amount recorded for mineral interests and deferred exploration expenditures represents costs incurred to date and does not reflect present or future values.

Proceeds from disposition of mineral interests are normally credited to the capitalized costs with no gain or loss being recognized unless the sale is significant to the capitalized costs. For such significant dispositions, a gain or loss would be recognized.

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline No. 11 entitled Enterprises in the Development Stage - (AcG 11). The guideline addresses three distinct issues: (i) capitalization of costs/expenditures, (ii) impairment and (iii) disclosure. Prior to its issuance, development stage entities were exempt from following certain aspects of Canadian GAAP. AcG 11 requires that all companies account for transactions based on the underlying characteristics of the transaction rather than the maturity of the enterprise. In addition, AcG 11 requires disclosure of specific information by development stage companies.

In March 2002, the Emerging Issues Committee of the CICA issued EIC-126 – "Accounting by Mining Enterprises for Exploration Costs" which interprets how AcG 11 affects mining companies with respect to the deferral of exploration costs. EIC-126 refers to CICA Handbook Section 3061 "Property, Plant and Equipment", paragraph .21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC-126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-126 also sets forth the Committee's consensus that a mining enterprise in the development stage is not required to consider the conditions in AcG 11 regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the Committee's consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG 11 and CICA Handbook Section 3061 in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required.

The Company considers that exploration costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs. Furthermore, pursuant to EIC-126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11 exist.

AcG 11 also provides guidance on measuring impairment of pre-operating costs which have been deferred. While this guidance is applicable, the Company does not believe its application will result in impairment.

For Canadian GAAP purposes, the Company capitalizes exploration costs incurred as property, plant and equipment (tangible assets) pursuant to CICA 3061, EIC-126 and related guidance. Due to certain inconsistencies in the CICA Handbook, there are opposing views that exploration costs should be considered to be intangible assets. As intangible assets, they would be amortized over the term of the interest. In the United States, in Abstract 04-2 the Emerging Issues Task Force reached a consensus that such interests are tangible assets. The Emerging Issues Committee in Canada is currently reviewing the application of EITF 04-2 to Canadian GAAP.

(g) Capital assets and amortization:

Capital assets are recorded at cost and are amortized over the estimated useful life on the declining balance method at rates of 20% to 30% per annum. Amortization related to exploration and mining equipment used in operations is capitalized as a mineral interest cost.

(h) Foreign currency:

Monetary items denominated in foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

(i) Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under this method, current taxes are recognized for the estimated income taxes payable for the current period. Future income taxes are provided based on the estimated future tax effects of temporary differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as the benefit of losses available to be carried forward to future years for tax purposes.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment or substantive enactment date. A valuation allowance is recorded for future tax assets when it is not more likely than not that such future tax assets will be realized.

(j) Net loss per share:

Basic net loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share is computed using the weighted average number of common shares and potentially dilutive common shares outstanding during the year. As the Company has a net loss in the years ending May 31, 2004 and 2003, basic and diluted net loss per share are the same.

(k) Stock-based compensation:

The Company has no formal stock-based compensation plans. Prior to April 1, 2002 the Company applied the settlement method for all stock-based compensation awards. Under the settlement method, no compensation expense is recognized for these plans when stock or stock options are issued to employees. Consideration paid by employees on the exercise of stock options is credited to common shares. For consideration paid to an employee for the repurchase of stock options, the excess of the consideration paid over the carrying amount of the stock option cancelled is charged to retained earnings.

Effective April 1, 2002, the Company adopted new CICA section 3870, "Stock-Based Compensation and Other Stock-Based Payments". This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires the fair value based method of accounting for certain, but not all, stock-based transactions. The standard permits, and the Company has elected, for stock option grants to employees and directors to continue to be accounted for using the settlement method.

2. **Significant accounting policies:**

(k) Stock-based compensation (continued):

The fair value of options granted to employees for the year ended May 31, 2004 was $1.17 (2003 – $0.31) per share.

Pro forma net loss and pro forma net loss per share after consideration of fair market value of share options granted is as follows:

	2004	2003
Net loss, as reported	$ (4,736,574)	$ (591,859)
Add:		
Stock-based employee compensation expense included in net loss, net of related tax effects	-	-
Deduct:		
Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(1,288,200)	(25,375)
Pro forma loss	$ (6,024,774)	$ (617,234)
Pro forma loss per share, basic and diluted	$ (0.33)	$ (0.06)

Stock-based compensation is calculated based upon the following weighted average assumptions:

	2004	2003
Expected life of options	4.7 years	2.0 years
Expected stock price volatility	298%	329%
Expected dividend yield	0%	0%
Risk free interest rate	4.83%	3.55%

3. **Deferred and prepaid financing fees:**

	2004	2003
Deferred and prepaid financing fees consist of the following:		
Deferred financing fee	$ 6,280,242	$ -
Prepaid interest (Note 6(b))	1,814,485	-
	8,094,727	-
Less: Accumulated amortization	(3,364,506)	-
	4,730,221	-
Less: Current portion	(1,066,508)	-
	$ 3,663,713	$ -

Deferred and prepaid financing fees is being amortized on a straight line basis over two years, the term of the related debt.

4. **Capital assets:**

	2004	2003
Cost:		
Land	$ 8,215	$ 8,215
Furniture	16,611	10,947
Computer equipment	49,885	37,494
Automotive equipment	123,043	57,331
Exploration/mining equipment	833,737	498,988
Software	7,567	6,647
	1,039,058	619,622
Accumulated depreciation:		
Furniture	9,298	7,783
Computer equipment	35,596	32,378
Automotive equipment	62,616	50,172
Exploration/mining equipment	557,753	428,149
Software	6,942	6,294
	672,205	524,776
Net book value	$ 366,853	$ 94,846

Amortization of $25,010 (2003 - $26,324) related to exploration equipment was capitalized to mineral interests during the year.

5. Mineral interests:

	2004	2003
Nevada U.S.A.	$ 3,641,243	$ 3,449,004
Colorado, U.S.A.	10,545,296	9,466,230
Panama, Central America	558,141	291,318
	$ 14,744,680	$ 13,206,552

Title to mining interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristics of many mining interests. The Company has investigated title to all of its mineral interests and, to the best of its knowledge, title to all of its interests are in good standing as described below. All of the interests in which the Company owns or has committed to earn an interest are located outside Canada. The Company is therefore relying on title opinions by legal counsel who are basing such opinions on the laws of the respective country.

(a) Nevada, U.S.A.:

In December 1994, the Company paid US$1,176,000 to a then director for a 51% interest in various properties in Nevada known as the Manhattan project. The Company also agreed to acknowledge any applicable 5% net smelter return royalties on certain claims in that project to the previous director. It appears that the director owned no interest in these properties at that time, although he believes that he had and still has rights to acquire interests in those properties. The Company is attempting to determine title to these properties. In October 2003 we received some title information relating to these properties which consist of 28 patented mining claims and 147 unpatented mining claims. In July 2004, Marlowe and Judy Harvey and their affiliated companies (Argus Resources, Inc., White Cap Mines, Inc., and Moran Holdings, Inc.) conveyed their respective interests in these properties to the Company. Certain of these claims overlie other claims. Based on preliminary research done to date, the claims appear to be owned of record by the Company (as a result of the July 2004 assignments of title) and one or more of the following (collectively the "Manhattan Parties"):

Nevada Manhattan Group, Inc. (formerly know as Nevada Manhattan Mining, Inc., a publicly-held Nevada corporation which appears not to have filed any reports with the Securities and Exchange Commission since April 10, 2000 and is believed to be currently subject to an SEC enforcement action as a result of its failure to file reports); and

An individual named Anthony Selig (Las Vegas, Nevada) and various entities owned by Mr. Selig (the "Selig Entities").

Based on a preliminary review of the documents, it appears that the company has at best a right to acquire the mineral interests.

The Company entered into an agreement and settlement dated September 7, 2000 with Nevada Manhattan Mining Inc. ("NMMI") to settle and purchase its interest in the property (the "NMMI Settlement") in which the Company agreed to make four annual payments of US$75,000. During the term of the agreement the Company has agreed to pay NMMI a 2% net smelter return royalty. The Company can purchase the entire NMMI interest and royalty for US$7.5 million, payable over 30 years. The total amount payable would be reduced by any production royalties paid.

Mr. Selig has denied any obligation to convey any portion of the claims directly to Calais, but has admitted an obligation to convey his interest in claims described in the 1997 agreement between Selig and NMMI to NMMI. Selig is fully aware of the outcome of the Calais/NMMI litigation, and he and his counsel have indicated a willingness to tender the NMMI deed to the District Court in and for Nye County if properly directed to do so. The Company believes that the settlement of the NMMI litigation results in NMMI being obligated to convey its interests in the prospects to Calais, subject to the terms of the Settlement Agreement, including payment of royalties to NMMI from production. The Company is currently unable to locate any person with authority to act for NMMI; management is evaluating the possible invocation of the jurisdiction of the District Court to accept the Selig deed on behalf of the joint venture, and subject to the terms of the recorded Settlement Agreement.

In March 2004, the Company entered into a settlement agreement (the "Harvey Settlement") by which Mr. Harvey and his related entities agreed to convey all of their interests in the Manhattan project to the Company. The Manhattan Parties also agreed to "convey, help to convey, or cause others to convey the Manhattan project to the Company so that the Company will receive title to the entire right, title and interest" and " marketable title" (a 100% interest) in the Manhattan project. The Manhattan Parties agreed to complete this by December 31, 2005. The Company agreed to issue 250,000 shares to the Manhattan Parties upon accomplishment of the transference of marketable title, and an additional 2,500,000 shares should the Company's work on the property establish at least 2,000,000 ounces of Indicated or Measured Mineral Resources as determined by a Qualified Person in accordance with Canadian standards. The Company agreed to perform certain exploration work upon the receipt of marketable title.

The Company has continued to maintain those properties for several years by paying property taxes on the patented mining claims, the assessment work obligations on the unpatented claims and has made the required annual payments to NMMI under the NMMI Settlement agreement.

(b) Colorado, U.S.A.:

Included in the Colorado interests is a 100% working interest in the Consolidated Caribou-Cross-Comstock-Panadora district mine area which the Company acquired in 1997 for US $4,000,000 in stock, cash and final property payments. After acquisition of 100% working interest the seller retains a 2% net smelter royalty interest in the property. The Company has the right to buy back half of the net smelter royalty (1%) for US $750,000. The seller has not sold any of the issued shares for this acquisition through May 31, 2004. During 2000, the Company acquired 100% ownership of 10 patented claims that are continuations of the historic Boulder County and Cardinal vein systems. The Colorado interests contain a well-documented mineral resource of 424,500 ounces of gold and 11,725,000 ounces of silver.

As a result of agreements entered into in 2000 to provide financing to the Company, Aardvark Agencies, Inc. ("AAI") owns a portion of the Caribou property. The parties clarified the earlier agreements in March 2004, and as a result the Company may repurchase (through August 31, 2011) by repaying the Cdn$747,728 debenture (included in the debentures described in Note 7) that AAI holds (subject to the holder's right to convert the debenture into Company common stock in accordance with the terms of the debenture). During the period of time that Aardvark owns the property, the Company may enter upon the property, explore for minerals, use the Aardvark properties as collateral, and produce any minerals found for the Company's own account. If the Company fails to exercise the option to reacquire the property interest held by AAI by August 31, 2011, the parties have agreed to extend the purchase option an additional ten years if the Company also extends the debenture held by Aardvark during the same period.

(c) Panama, Central America:

Pursuant to an agreement dated October 6, 2000, the Company received an option to purchase a 40,000 acre mineral concession in an historic gold producing district of Panama with Panama Mining of Golden Cycle of Panama Incorporated ("PMGC"). The Company acquired concessions to 61,000 acres in the eastern Veraguas district of Panama in 2001 through a five-year lease agreement with PMGC and a related company, Golden Cycle of Panama, Inc. ("GCP"). The prior agreements were cancelled in a new agreement the Company entered into on February 28, 2003 entitled a "Purchase Option Agreement." As consideration for the Purchase Option Agreement, the Company paid the following:

- 200,000 shares of stock issued to the two owners of PMGC and GCP (including 100,000 shares initially issued in 2000);

- US$10,000 paid to the two owners; and

- assumed US$15,750 of the seller's payables to third parties.

The Company is committed to perform certain work on the properties. As a result of an extension agreement entered into on January 31, 2004, the Company has an obligation to complete a $250,000 exploration program for lode deposits by September 25, 2004, and an additional $250,000 program to explore for placer gold deposits and install a pilot placer operation. The Company also hired a shareholder of the sellers, Herbert Hendricks, to oversee the project, and has been paying him US$3,500 per month to do so. Herbert Hendricks is the brother of our president, Thomas Hendricks, but they do not share the same home, they make independent business decisions, and are not otherwise affiliated.

To exercise the option and acquire the lode prospect or the placer prospect, the Company must commence production of gold from the respective prospect. The terms of acquisition for the two prospects are different:

- to acquire the lode prospect, the Company must pay the sellers a royalty equal to 2% net smelter return from all lode minerals produced from the properties until the sellers have received a total of US$5,000,000. At that time, the Company will have acquired the properties and the net smelter return will be terminated. Alternatively, prior to August 28, 2004, Calais may purchase the properties from the sellers for a $2,500,000 cash payment and a continuing 0.5% net smelter return.

- to acquire the placer prospect, the Company must pay the sellers a royalty equal to 6% of the gross revenues from placer mineral production until the sellers have received a total of US$5,000,000. Thereafter, the royalty will be reduced to 1% for the life of the placer production.

In the Purchase Option Agreement, the Company agreed to keep all properties in good and clean standing, to pay all taxes, and to comply with other governmental requirements. In the extension agreement, the sellers warranted that they had taken all necessary steps to properly register, document or record the Purchase Option Agreement and that they will take such steps with respect to the extension. If the Company defaults on its obligations, the Purchase Option Agreement gives the sellers the right to provide 30 days notice of the Company's right to cure the default and, if the Company fails to cure the default or contests the default, the agreement will be terminated.

6. Long-term debt:

The loan balances are as follows:

	2004	2003
Peak National Bank, US $1,200,000 loan (a)	$ -	$ 1,642,200
Broadway Mortgage LLC, US $4,500,000 mortgage (b)	6,135,300	-
Finance contracts (c)	64,366	-
	6,199,666	1,642,200
Less: current portion	(13,011)	(1,642,200)
	$ 6,186,655	$ -

Principal payments due on long-term debt over the next five years is approximately as follows:

2005	$ 13,000
2006	6,149,000
2007	15,000
2008	15,000
2009	8,000

(a) Peak National Bank:

Loan payable with interest only payments at 10.5% per annum. Principal of US $1,200,000 due in full on December 16, 2002; secured by deed of trust over mineral properties. At May 31, 2003 the Company was in default with respect to this loan and, as a result, the bank had the option to increase the interest rate on the loan to 24% per annum.

During the 2004 fiscal year, the Company reached an agreement with the bank, and paid all arrears interest and a US $120,000 principal repayment. As a result of this payment the due date of the loan was extended to December 16, 2003 and the bank waived it's right to the 24% interest rate.

During August 2003, the balance outstanding on the loan of US $1,080,000 plus accrued interest was repaid in full.

(b) Broadway Mortgage LLC:

In August 2003, the Company obtained US $4,500,000 in financing by way of a first mortgage on the Colorado, U.S.A. mineral interests. The total amount includes two years prepaid interest at a rate of 12.9% per annum or approximately US $1,161,000 providing net cash funding to the Company of approximately US $3,339,000.

The net cash proceeds of US $3,339,000 were used as follows:

Repayment of remaining bank loan (Note 6(a))	$US 1,080,000
Repayment of interim mortgage (Note 10)	588,000
Repayment of trade payables	700,000
Working capital	876,000
Financing costs	95,000
	$US 3,339,000

As consideration for this financing, the Company also issued 8,181,818 shares of stock valued at the fair value of common shares on the date of agreement requiring the issuance of vested common shares of US $0.55 per share for a total financing fee of US $4,500,000 (or $6,280,242). 1,500,000 of these shares are to be placed in escrow by the lender and are to be used to satisfy the debt if and when the Company's average share price reaches US $3.00 per share. The loan, if not repaid from the sale of escrowed shares, is due in full on July 31, 2005.

(c) Finance Contracts:

Finance contracts payable in monthly instalments of US $971 plus interest at 4.48% to 5.75%; secured by specific equipment.

7. Debentures:

	2004	2003
Debentures payable, without interest, due May 2011, convertible to common shares at an conversion price of $1.23 per share at holders discretion; unsecured	$ 5,069,191	$ 5,097,105
Less: Cumulative accretion remaining	(419,829)	(472,189)
	$ 4,649,362	$ 4,624,916

Accretion expense to the face value of the debt of $52,360 (2003 - $51,780) has been included in interest and bank charges for the year.

All debentures are held by companies or persons related to a shareholder and director. It is not practicable to determine the fair value of the debentures and advances from shareholders due to their related party nature and the absence of a secondary market for such instruments.

In a March 2004 agreement, the Company agreed to present to its shareholders the question of whether the conversion price of the debentures should be repriced from Cdn$1.23 to US$0.55. If approved by the disinterested shareholders of the Company, the repricing will be effective immediately. Calais has not yet scheduled the meeting, and any proxy solicitation for such meeting will be done in accordance with applicable US and Canadian law. If the shareholders approve the repricing of the conversion price of the debentures, an additional beneficial conversion feature may arise.

8. Share capital:

(a) Authorized: 100,000,000 Common shares without par value

(b) Issued and outstanding shares:

	Number of shares	Amount
Balance, May 31, 2002	10,676,718	$ 22,897,780
Issued to settle debt	67,500	38,800
Issued for cash	62,500	78,771
Issued on exercise of options	25,000	11,250
Issued for services	261,667	143,234
Issued for acquisition of mineral interests	100,000	82,000
Warrants issued for services	-	205,645
Balance, May 31, 2003	11,193,385	23,457,480
Issued for financing fee (Note 6(b))	8,181,818	6,280,242
Issued for services	245,750	558,515
Issued for cash	205,000	289,191
Issued for acquisition of mineral interests	2,000	4,900
Issued on exercise of warrants	62,500	69,785
Issued on exercise of options	340,000	153,000
Cancelled shares previously issued for services	(87,000)	(38,280)
Cancelled warrants previously issued for services	-	(205,645)
Share subscription (i)	-	584,848
Balance, May 31, 2004	20,143,453	$ 31,154,036

(i) During the year the Company received $584,848 for subscription of shares as part of a subscription agreement. The share subscription has been approved by the Company and the participants; however, the Company has not yet received all of the signed documentation relating to this transaction. Upon receipt of the signed documentation, the following transactions are expected to be completed in accordance with the terms of subscription agreement:

a) the Company will issue 586,666 shares in satisfaction of the $584,848 proceeds received

b) the Company will issue 100,000 shares and 100,000 warrants for additional cash consideration of US$75,000 that was received on June 16, 2004.

c) the holders of US$1,560,000 of long-term debt described in note 6(b) have agreed to convert that debt to 2,080,000 shares and the debt holder will also allow US$117,390 in prepaid interest to be refunded to the Company. The Company, as part of the transaction, will issue 4,160,000 warrants exercisable at US$1.25 to US $1.75 per warrant.

d) the Company will also issue a further 1,732,462 warrants to buy stock in the shares of the Company at prices ranging from US$0.75 to US$3.00.

Included in issued and outstanding capital stock are 150,000 contingently cancelable shares that are held in escrow and may not be traded without regulatory approval and 1,500,000 shares held in escrow to repay bank loans (Note 6(b)).

During the year, the Company settled an advisory services agreement with a financial consulting firm and cancelled 87,000 shares and 486,303 warrants that had previously been issued for the services.

(c) Stock options:

Date	Number	Weighted average exercise price per share
Issued and outstanding, May 31, 2002	1,025,250	$ 0.47
Issued in the year	82,500	1.26
Issued in the year	15,000	0.45
Exercised in the year	(25,000)	(0.45)
Expired in the year	(116,250)	(0.45)
Issued and outstanding, May 31, 2003	981,500	CDN 0.54
Exercised in the year	(340,000)	CDN (0.45)
Expired in the year	(509,000)	CDN (0.49)
Issued in the year		
- to a director	100,000	US 0.32
- to an employee	500,000	US 3.00
- to an employee	500,000	US 5.00
Balance, May 31, 2004	1,232,500	CDN $ 4.48

Options outstanding at May 31, 2004 are as follows:

	Number	Exercise price per share	Expiry date	Weighted average remaining contractual life
Director options	82,500	$CDN 1.26	November 2004	0.5 years
Director options	50,000	$CDN 0.45	August 2005	1.3 years
Director options	100,000	$ US 0.32	August 2008	4.3 years
Employee options	500,000	$ US 3.00	August 2013	9.3 years
Employee options	500,000	$ US 5.00	August 2013	9.3 years
	1,232,500			8.0 years

All outstanding options are exercisable when issued.

Subsequent to year-end, an additional 3,000,000 options were issued to a director within exercise price of $US0.85 and expire on July 8, 2014.

(d) Warrants:

	Number	Weighted average exercise price per share
Issued and outstanding, May 31, 2002	-	$ -
Issued in the year for services	548,803	US 0.81
Issued and outstanding, May 31, 2003	548,803	US 0.81
Exercised in the year	(62,500)	US (0.80)
Cancelled in the year (Note 8(b))	(486,303)	US (0.81)
Issued in the year	255,000	US 1.60
Balance, May 31, 2004	255,000	US $1.60

Warrants outstanding at May 31, 2004 are as follows:

Number	Exercise price per warrant	Expiry date	Weighted average remaining contractual life
80,000	US $1.50(i)	October 2005	1.4 years
75,000	US $1.50(ii)	April 2006	1.9 years
50,000	US $1.50	April 2005	0.9 years
50,000	US $2.00	April 2006	1.9 years
255,000			1.6 years

(i) In accordance with the warrant agreement, the exercise price increases to US $2.00 per share if warrants are not exercised before November 1, 2004.

(ii) In accordance with the warrant agreement, the exercise price increases to US $2.00 per share if warrants are not exercised before April 6, 2005.

9. Income taxes:

The Company has income tax loss carryforwards of approximately $12,610,000 which are available to reduce future taxable income. The benefits of the losses have not been recognized in the financial statements. The losses will expire as follows:

	Canada	U.S.	Total
2005	$ 13,000	$ -	$ 13,000
2006	105,000	-	105,000
2007	222,000	-	222,000
2008	150,000	-	150,000
2009	259,000	-	259,000
2010	210,000	-	210,000
2011	120,000	-	120,000
2018	-	443,000	443,000
2019	-	159,000	159,000
2020	-	75,000	75,000
2021	-	355,000	355,000
2022	-	258,000	258,000
2023	-	716,000	716,000
2024	-	9,525,000	9,525,000
	$ 1,079,000	$ 11,531,000	$ 12,610,000

Significant components of the Company's future tax assets are shown below. A valuation allowance has been recognized to fully offset the net future tax assets as realization of such net assets is uncertain.

	2004	2003
Future tax assets:		
Operating loss carryforwards	$ 4,446,000	$ 1,120,000
Valuation allowance for future tax assets	(2,746,000)	(1,109,000)
	1,700,000	11,000
Future tax liabilities:		
Deferred and prepaid financing fees	(1,681,000)	-
Capital assets	(19,000)	(11,000)
	(1,700,000)	(11,000)
Net future tax assets	$ -	$ -

10. Related party transactions:

During the year, the Company paid, through the issuance of common stock, $460,950 (2003 - $21,400) to directors for various services provided to the Company throughout the year. The Company also paid a director $nil (2003 - $12,000) for office rent.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the year a director obtained a personal mortgage in the amount of US $587,680 and lent the funds to the Company in order to assist the Company to meet certain obligations (the "interim loan"). Prepaid interest and fees of US $87,680 were withheld, providing net cash funding of US $500,000 to the Company. The interim loan was repaid by the Company during the period upon receipt of the bank loan proceeds described in Note 6(b).

During the year, as described in Note 5(a), on March 8, 2004, the Company entered into an agreement with the Marlowe and Judy Harvey and their affiliated companies (the "Harvey Parties") by which the Company and the Harvey Parties resolved a number of issues that have arisen between them some of which have been previously discussed in the Company's 2003 Form 20-F and other reports. Under the agreement:

- the Harvey Parties and the Company agreed on a more precise definition of the Company's right (which expires August 31, 2011) to repurchase the interest of AAI in the Caribou properties, including the price payable for the reacquisition (a total of Cdn$747,728 which is included in the debentures in Note 7) and AAI's right to convert that debenture before it is paid;
- further defining the Company's right to borrow against, enter in and upon those properties, construct buildings and mines on those properties, and remove and sell minerals from those properties for the Company's own account;
- the Harvey Parties have agreed to assign their interests in the Manhattan project to the Company and completed this agreement in July 2004. In addition, the Harvey Parties also agreed to help to convey, or cause others to convey the Manhattan project to the Company so that the Company will receive title to the entire right, title and interest (a 100% interest) in the Manhattan project (no later than December 31, 2005) from the Manhattan Parties. Upon receipt of marketable title, the Company will pay Argus Resources, Inc. 250,000 shares of the Company's restricted stock. The Company agreed to undertake certain drilling obligations after receiving good title, and to issue the greater of 5% of the then outstanding or 2,500,000 shares of common stock to Argus Resources, Inc., if the Company identifies gold or gold equivalent mineral resources (as determined in accordance with Canadian standards) exceeding 2,000,000 ounces.
- the Harvey Parties agreed to comply with their shareholder filing obligations in the United States and Canada (if any) not later than April 30, 2004. Mr. Harvey has also returned a stock option agreement to the Company which defines the option to acquire 82,500 shares of the Company's common stock granted to him in November 2002 which he continues to hold. That option expires on November 15, 2004, and has an exercise price of US$0.80 per share (see Note 8(c)).
- The Company agreed to propose to its shareholders at its next shareholder meeting that the conversion price of the debentures be repriced from Cdn$1.23 to US$.55.
- The Company agreed to retain Mr. Harvey as a consultant for one year at US$3,000 per month. Mr. Harvey resigned as a consultant as of June 1, 2004.

In addition, the Company, and the Harvey Parties entered into mutual releases. The Company has previously announced that it does not intend to expend any significant exploration dollars on the Manhattan property until such time as it has received further assurances as to title.

11. **Contingency:**

The Company has stopped negotiating with a shareholder and former director of the Company for claims of past wages, salary remuneration and expenses in the approximate amount of US $544,700 ($745,400 Cdn). Included in advances from shareholders is $343,400 Cdn previously provided for this claim. With new documentation received, the company believes this claim is fully without merit and has denied the claim in full. The final outcome of the claim is undeterminable. Accordingly, no additional provision has been recorded. Additional amounts or a reduction the claim, if any, will be recorded in the period the claim is finalized and/or settled.

12. **Segmented information:**

The Company operates principally in the mining industry segment.

The Company's operations are in the following geographical locations:

	2004	2003
Net (income) loss for the year:		
Canada	$ (37,988)	$ 468,604
United States	4,641,888	123,255
	$ 4,603,900	$ 591,859
Identifiable assets at end of year:		
Canada	$ 288,454	$ 290,092
United States	20,301,109	13,294,607
	$ 20,589,563	$ 13,584,699

13. **Financial instruments:**

The Company holds various forms of financial instruments. The nature of these instruments and the Company's operations expose the Company to foreign currency risk, interest rate risk and industry credit risk.

(a) Foreign currency risk:

A significant portion of the Company's operations are located in the United States and the Company manages its exposure to foreign currency fluctuations by maintaining U.S. currency bank accounts and denominates its commitments and contracts in U.S. dollar equivalents.

(b) Credit risk:

The Company's receivables are mainly for cost recoveries from related parties. The Company has no significant credit risk as it has the ability to net amounts receivable against accounts payable for services rendered by these parties.

14. Commitments:

The Company is committed under option and lease agreements to expend on exploration expenditures and property option payments amounts as disclosed in Notes 5 (a), (b), and (c) in the form of cash and/or stock as detailed therein.

15. Subsequent events:

(a) On June 16, 2004 the Company received subscription proceeds of US$75,000 for 100,000 shares and 100,000 warrants. The shares and warrants have not yet been issued.

(b) On July 8, 2004 the Company granted 3,000,000 stock options at $US 0.85 and a deferred cash bonus of US $250,000 to the president of the Company. This transaction will result in compensation expense of approximately US $2,653,000 to be recorded in the first quarter of fiscal 2005.

(c) In June 2004 the Company received loan proceeds of US $166,000. Interest only at 15% per annum is due on the loan. The loan is due in full on July 31, 2005.

16. Reconciliation with United States Generally Accepted Accounting Principles:

Generally accepted accounting principles ("GAAP") and practices in the United States of America ("U.S. GAAP") differ in certain respects from Canadian GAAP. Differences which may materially affect these consolidated financial statements are:

(a) Mineral interest exploration expenditures:

Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets" in the U.S. requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is measured, equal to the excess of the carrying amount over the fair value of the assets. A common interpretation of SFAS 144 is that it requires mineral interest exploration costs to be expensed as incurred until commercially minable deposits are determined to exist within a particular property as cash flows cannot be reasonably estimated prior to such determination.

Accordingly, for all periods presented, the Company has expensed exploration costs incurred for U.S. GAAP purposes. Once proved and probable reserves are established, capitalization of related costs would commence. This is significantly different from the accounting policy under Canadian GAAP, as detailed in the mineral interests significant accounting policy note.

Under U.S. GAAP, additional exploration costs for mineral interests that would be written off are as follows:

	2004	2003
Mineral exploration costs	$ 1,538,128	$ 496,681

(b) Stock-based compensation:

Statement of Financial Accounting Standards No. 123 ("SFAS 123") requires that stock-based compensation be accounted for based on a fair value methodology, although it allows the effects to be disclosed in the notes to the financial statements rather than in the statement of operations for employee awards. SFAS 123 allows an entity to continue to measure compensation costs for employee stock-based compensation plans using the intrinsic value based method of accounting as prescribed by APB Opinion No. 25 ("APB 25") and related interpretations. The Company has elected to measure compensation cost for those employee plans using APB 25. As such, compensation expense under fixed plans is recorded only if the market value of the underlying stock at the date of granting exceeds the exercise price. If the exercise price of a fixed option award is reduced, the award is accounted for as a variable award from the date of modification to the final measurement date upon which the award is exercised, is forfeited, or expires unexercised. Compensation cost is adjusted in subsequent periods up to the measurement date for changes in the quoted market price. The Company follows the settlement method under Canadian GAAP and as a result no compensation expense is recognized for employee awards.

Compensation expense recognized for employee fixed and variable awards after applying the intrinsic value method and the fair value of non-employee awards for the year ended May 31, 2004 would be $573,575 (2003 - $90,473) under U.S. GAAP.

Pro forma net loss and pro forma net loss per share after consideration of fair market value of share options granted under U.S. GAAP is as follows:

	2004	2003
Net loss under U.S. GAAP	$ (6,795,917)	$ (1,127,233)
Add:		
Stock-based employee compensation expense included in net loss, net of related tax effects	573,575	90,473
Deduct:		
Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(1,288,200)	(25,375)
Pro forma loss under U.S. GAAP	$ (7,510,542)	$ (1,062,135)
Pro forma loss per share, basic and diluted	$ (0.41)	$ (0.10)

Stock-based compensation is calculated based upon the following weighted average assumptions:

	2004	2003
Expected life of options	4.7 years	2.0 years
Expected stock price volatility	298%	329%
Expected dividend yield	0%	0%
Risk free interest rate	4.83%	3.55%

(c) The Company has 150,000 common shares held in escrow. The release of the shares is contingent on certain performance conditions. Compensation under U.S. GAAP, if any, is recognized when the contingency is resolved and the shares are released from escrow based upon value of the shares as they become releasable. As at May 31, 2004, no shares are releasable from escrow. No similar compensation expense would be recognized under Canadian GAAP. These shares are excluded from earnings per share calculations for both Canadian and U.S. GAAP.

(d) Fair value conversion option:

Under Canadian GAAP a fair value conversion option is recorded for all convertible debentures. Under U.S. GAAP, a beneficial conversion option is only recorded if the option is in the money at the date of the transaction.

(e) Under Canadian GAAP, future tax assets and liabilities are recorded at substantially enacted tax rates. Under U.S. GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. Recording Canadian deferred tax assets and liabilities at enacted tax rates would not change recorded net assets or shareholders' equity under U.S. GAAP.

(f) The following table presents the consolidated balance sheet, statement of operations and deficit, and cash flows under U.S. GAAP:

Balance Sheet

	2004	2003
Total assets under Canadian GAAP	$ 20,487,565	$ 13,584,699
Adjustments to mineral interest exploration expenditures (a)	(14,744,680)	(13,206,552)
Total assets under U.S. GAAP	$ 5,742,885	$ 378,147
Total liabilities under Canadian GAAP	$ 11,985,770	$ 8,042,886
Fair value conversion option (d)	419,829	472,189
Total liabilities under U.S. GAAP	12,405,599	8,515,075
Share capital, Canadian GAAP	31,154,036	23,457,480
Stock-based compensation (b)	973,044	399,469
Fair value conversion option (d)	(575,173)	(575,173)
Share capital, U.S. GAAP	31,551,907	23,281,776
Accumulated deficit, U.S. GAAP	(38,214,621)	(31,418,704)
Shareholders' deficiency, U.S. GAAP	(6,662,714)	(8,136,928)
Shareholders' deficiency and liabilities under U.S. GAAP	$ 5,742,885	$ 378,147

Statement of Operations and Deficit

	Cumulative from Inception to May 31, 2004	Year ended May 31, 2004	Year ended May 31, 2003
Net loss under Canadian GAAP	$ (22,652,241)	$ (4,736,574)	$ (591,859)
Adjustments:			
Mineral interest exploration expenditures	(14,744,680)	(1,538,128)	(496,681)
Stock-based compensation	(973,044)	(573,575)	(90,473)
Fair value conversion option	155,344	52,360	51,780
Net loss, being comprehensive loss, under U.S. GAAP	(38,214,621)	(6,795,917)	(1,127,233)
Accumulated opening deficit under U.S. GAAP	-	(31,418,704)	(30,291,471)
Ending deficit, U.S. GAAP	$ (38,214,621)	$ (38,214,621)	$ (31,418,704)
Net loss per share, basic and diluted, U.S. GAAP		$ (0.37)	$(0.09)

(g). Statement of cash flows:

For Canadian GAAP, cash flows relating to mineral interest exploration expenditures are reported as investing activities. For U.S. GAAP purposes, these costs would be characterized as operating activities. Under U.S. GAAP financing activities would include financing through the Company's bank overdraft. Accordingly, the effect of these differences on the statements of cash flows are summarized as follows:

	2004	2003
Cash provided by (used in) operations under Canadian GAAP	$ (1,511,907)	$ 45,025
Adjustment for mineral exploration costs	(1,508,218)	(262,030)
Cash used in operations under U.S. GAAP	(3,020,125)	(217,005)
Cash used in investments under Canadian GAAP	(1,644,353)	(262,417)
Adjustment for mineral exploration costs	1,508,218	262,030
Cash used in investments under U.S. GAAP	(136,135)	(387)
Financing activities under Canadian GAAP	3,770,307	219,205
Decrease in bank overdraft	(7,586)	(1,813)
Financing activities under U.S. GAAP	3,762,721	217,392
Increase in cash under Canadian GAAP	614,047	1,831
Additional bank overdraft repayment	(7,586)	(1,831)
Increase in cash under U.S. GAAP	606,461	-
Cash, beginning of year, U.S. GAAP	-	-
Cash, end of year, U.S. GAAP	$ 606,461	$ -

(h) Development stage enterprise:

The Company meets the definition of a Development stage enterprises under FAS No. 7. The following additional disclosures would be required under U.S. GAAP.

Consolidated statements of operations and deficit (U.S. GAAP)

	Cumulative from inception Dec 30, 1986 to May 31, 2004
Operating, exploration and administrative expenses	$ (29,740,406)
Loss on disposition of subsidiary	(12,537,072)
Other income	4,062,857
Net loss for the period since inception to May 31, 2004	$ (38,214,621)

Consolidated statements of cash flows:

	Cumulative from inception Dec 30, 1986 to May 31, 2004
Operating activities	$ (13,478,360)
Investing activities	(5,591,032)
Financing activities	19,675,853
Net cash inflows from inception to May 31, 2004	$ 606,461

Additional shareholders' equity disclosures required under FAS No. 7 would include:

	Common shares Number	Amount	Deficit accumulated since inception
Balance at inception	-	$ -	
Issued for cash:			
December 1986	1	1	
January 1987	80,000	100,000	
April 1987	150,000	7,500	
Net loss for the year under U.S. GAAP	-	-	$ (108,647)
Balance, May 31, 1987	230,001	107,501	(108,647)
Issued for cash:			
September 1987	11,600	14,500	
March 1988	100,000	150,000	
Net loss for the year under U.S. GAAP	-	-	(42,412)
Balance, May 31, 1988	341,601	272,001	(151,059)
Issued for cash:			
August 1988	31,000	54,250	
Issued upon exercise of warrants:			
August 1988	20,000	40,000	
March 1989	5,000	10,000	
Net loss for the year under U.S. GAAP	-	-	(185,968)
Balance, May 31, 1989	397,601	376,251	(337,027)
Issued for cash:			
July 1989	40,000	136,000	
Issued upon exercise of options:			
August 1989	20,000	75,000	
Net loss for the year under U.S. GAAP	-	-	(54,515)
Balance, May 31, 1990	457,601	587,251	391,542
Acquisition of Cineonix Limited:			
July 1989	1,000,000	750,000	
Issued for finder's fee	30,000	90,000	
Net loss for the year under U.S. GAAP	-	-	(1,179,904)
Balance, May 31, 1991	1,487,601	1,427,251	(1,571,446)
Issued for mineral interests:			
April 1992	50,000	20,000	
Net loss for the year under U.S. GAAP	-	-	(71,702)
Balance, May 31, 1992	1,537,601	1,447,251	(1,643,148)
Issued for cash:			
July 1992	1,000,000	150,000	
March 1993	600,000	132,000	
Issued for debt settlement:			
August 1992	115,468	23,094	
Issued for finder's fee	30,000	26,100	
Net loss for the year under U.S. GAAP	-	-	(118,136)

Balance, May 31, 1993	3,283,069	$1,778,445	$(1,761,284)
Issued for mineral interests Oct. 1993	50,000	30,500	
Issued for exercise of warrants:			
June 1993	1,000,000	150,000	
September 1993	145,000	31,900	
Issued for cash:			
January 1994	170,000	102,000	
Net loss for the year under U.S. GAAP	-	-	(329,175)
Balance, May 31, 1994	4,648,069	2,092,845	(2,090,459)
Issued for cash:			
November 1994	200,000	150,000	
Issued for exercise of warrants:			
October 1994	205,000	55,000	
December 1994	40,000	10,400	
January 1995	215,000	55,900	
May 1995	3,000	2,250	
Cancellation of shares	(905,209)	(1)	
Net loss for the year under U.S. GAAP	-	-	(661,833)
Balance, May 31, 1995	4,405,860	2,366,394	(2,752,292)
Issued for cash:			
June 1995	700,000	700,000	
December 1995	209,200	796,142	
April 1996	285,750	1,091,565	
May 1996	359,300	1,372,526	
Issued for mineral interests:			
June 1995	100,000	300,000	
Issued upon exercise of warrants:			
June 1995	81,500	61,125	
August 1995	141,500	97,635	
September 1995	8,000	6,800	
October 1995	73,500	66,215	
November 1995	300,000	300,000	
April 1996	43,500	36,975	
May 1996	36,500	31,025	
Issued for finder's fee:			
May 1996	4,364	-	
Net loss for the year under U.S. GAAP	-	-	(2,149,041)
Balance, May 31, 1996	6,748,974	7,226,402	(4,901,333)
Issued for cash:			
September 1996	199,820	2,038,163	
Issued for finder's fee:			
September 1996	5,962	-	
Issued upon exercise of options:			
August 1996	10,000	13,000	
September 1996	3,000	3,900	
December 1996	1,000	1,300	
January 1997	1,000	1,300	
February 1997	7,000	16,520	
March 1997	500	650	
April 1997	75,900	98,670	
May 1997	81,000	105,300	
Issued upon exercise of warrants:			
June 1996	27,500	23,375	
February 1997	285,750	1,428,750	
March 1997	222,700	1,113,500	
Net loss for the year under U.S. GAAP	-	-	(2,928,560)

Balance, May 31, 1997	7,670,106	12,070,830	(7,829,893)
Issued for October 1997	537,200	2,686,000	
Issued upon exercise of options:			
July 1997	1,400	1,820	
August 1997	1,000	1,300	
September 1997	7,000	9,100	
October 1997	39,562	61,823	
May 1998	207,000	60,030	
Issued for mineral interests:			
February 1998	11,250	97,538	
March 1998	619,000	3,683,050	
Net loss for the year under U.S. GAAP	-	-	(10,779,708)
Balance, May 31, 1998	9,093,518	18,671,491	(18,609,601)
Returned to Treasury:			
July 1998	(22,039)	-	
Issued upon exercise of options:			
March 1999	25,000	33,500	
Issued for debt settlement:			
January 1999	180,125	270,188	
Issued for mineral interests:			
November 1998	80,364	478,166	
March 1999	288,750	2,503,462	
March 1999	10,000	59,500	
Net loss for the year under U.S. GAAP	-	-	(7,158,555)
Balance, May 31, 1999	9,655,718	22,016,307	(25,768,156)
Net loss for the year under U.S. GAAP	-	-	(2,275,487)
Balance, May 31, 2000	9,655,718	22,016,307	(28,043,643)
Issued under settlement of services:			
August 2000	100,000	45,000	
Issued under exercise of options:			
January 2001	100,000	15,000	
Stock-based compensation	-	183,079	
Net loss for the year under U.S. GAAP	-	-	(1,063,927)
Balance, May 31, 2001	9,855,718	22,259,386	(29,107,570)
Issued for debt settlement:			
October 2001	250,000	75,000	
Issued under settlement of services:			
October 2001	471,000	141,300	
Issued for mineral interests:			
October 2001	100,000	30,000	
Stock-based compensation	-	125,917	
Net loss for the year under U.S. GAAP	-	-	(1,183,901)

Balance, May 31, 2002	10,676,718	22,631,603	(30,291,471)
Issued for debt settlement:			
June 2002 and August 2002	67,500	38,800	
Issued under settlement of services:			
October 2002 and January 2003	261,667	143,234	
Issued for mineral interests:			
February 2003	100,000	82,000	
Issued under exercise of options:			
January 2003	25,000	11,250	
Issued for cash			
October 2002	62,500	78,771	
Warrants issued under settlement of services:			
October 2002	-	205,645	
Stock based compensation	-	90,473	
Net loss for the year under U.S. GAAP	-	-	(1,127,233)
Balance, May 31, 2003	11,193,385	$ 23,281,776	$ (31,418,704)
Issued under exercise of warrants:			
August 2003	62,500	69,785	
Issued under exercise of options:			
July 2003, August 2003, October 2003 and January 2004	340,000	153,000	
Issued for financing:			
August 2003	8,181,818	6,280,242	
Issued for services:			
November 2003 and December 2003	245,750	558,515	
Issued for cash			
November 2003	80,000	124,741	
April 2004	125,000	164,450	
Subscription received	-	584,848	
Issued for mineral properties:			
December 2003	2,000	4,900	
Cancelled shares previously issued for services:			
January 2004	(87,000)	(38,280)	
Cancelled warrants previously issued for services	-	(205,645)	
Stock based compensation	-	573,575	
Net loss for the period under U.S. GAAP	-	-	(6,795,917)
Balance, May 31, 2004	20,143,453	$ 31,551,907	$ (38,214,621)

All of the above transactions have been included on a post-consolidation basis.

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Market Information

Our Common Shares were approved for trading on the OTC Bulletin Board in the United States, under the symbol "CAAUF" on February 1, 1999. The high and low sales prices on the OTC Bulletin Board for actual trades of the Company's Common Shares from date of listing is as follows and quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions:

	Quarter Ended			
2004 fiscal year	**Aug 31, 2003**	**Nov 30, 2003**	**Feb 28, 2004**	**May 31, 2004**
Common Stock				
High	US$2.50	US$2.00	US$2.00	US$1.70
Low	US$0.28	US$1.25	US$1.45	US$0.92

	Quarter Ended			
2003 fiscal year	**Aug 31, 2002**	**Nov 30, 2002**	**Feb 28, 2003**	**May 31, 2003**
Common Stock				
High	US$1.00	US$0.70	US$0.85	US$0.53
Low	US$0.20	US$0.25	US$0.20	US$0.20

The Company's Common Shares are issued in registered form and the following information is taken from the records of Pacific Corporate Trust Company, located in Vancouver, British Columbia, Canada, the registrar and transfer agent for the Common Shares.

The Company's Common Shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

Holders of Common Equity

On May 31, 2004, the shareholders' list for the Company's Common Shares showed 344 registered shareholders and 20,143,453 Common Shares outstanding. 62 of these shareholders were U.S. residents, holding 10,401,525 shares representing 52% of the issued and outstanding Common Shares.

Dividends

We have not declared any dividends since incorporation and we do not anticipate that we will declare any dividends in the foreseeable future. Our present policy is to retain future earnings (if any) for use in our operations and the expansion of our business. Because of our outstanding lending arrangement with the accredited investors entered into in August 2003, we are prohibited from declaring or paying any dividends until the loan has been repaid in full. There are no other restrictions on our ability to pay dividends.